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05006389

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kirin Brewery Company Ltd

*CURRENT ADDRESS

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 188 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT: 3/10/05

AR/S 12-31-04

KIRIN BREWERY COMPANY, LIMITED

February 18, 2005

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2004

RECEIVED 2005 MAR 10 A 10:05

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, Executive Officer, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the annual operation results: February 18, 2005

Whether US GAAP is applied: None

1. Business results and financial positions for the current fiscal year (January 1, 2004 - December 31, 2004)

[Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating Income (¥ millions)	Percentage change (%)	Ordinary Income (¥ millions)	Percentage change (%)
Year ended December 31, 2004	1,654,886	3.6	109,392	7.7	106,562	12.6
Year ended December 31, 2003	1,597,509	0.9	101,555	13.1	94,676	12.1

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2004	49,099	51.6	50.58	—	5.9	5.9	6.4
Year ended December 31, 2003	32,395	(0.4)	33.27	—	4.1	5.4	5.9

Notes : ①Equity in earnings (loss) of affiliates:

December 31, 2004 ¥ 5,112 million
December 31, 2003 ¥ (2,189) million

②Average number of shares of common stock outstanding during the period (Consolidated) :

December 31, 2004 965,997,554 shares

December 31, 2003 966,305,073 shares

③Change in accounting policies: Yes

④*Percentage change means the ratio of increase or decrease in each item of business results for the year ended December 31, 2004, to those for the year ended December 31,2003.*

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
December 31, 2004	1,823,790	858,615	47.1	888.65
December 31, 2003	1,787,867	803,882	45.0	831.84

Notes :Number of shares of common stock issued and outstanding (Consolidated) :

December 31, 2004 965,931,147 shares

December 31, 2003 966,091,780 shares

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
Year ended December 31, 2004	127,963	(44,252)	(35,901)	177,257
Year ended December 31, 2003	118,430	(62,867)	(30,018)	129,978

(4) Scope of consolidation and application of equity method:

Consolidated subsidiaries: 276 companies

Subsidiaries under equity method: None

Affiliates under equity method: 15 companies

(5) Change in scope of consolidation and application of equity method:

Consolidation: Increase 9 companies, Decrease 42 companies

Equity method: Increase 2 companies, Decrease 2 companies

2. Forecast of business results for the next fiscal year (January 1, 2005-December 31, 2005)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)
6 months ending June 30,2005	780,000	39,000	12,000
Year ending December 31, 2005	1,695,000	112,000	50,000

(Reference) Forecasted net income per share (Year ending December 31, 2005) ¥ 51.51

Forecasted operating income (6 months ending June 30, 2005) ¥38,000 millions

Forecasted operating income (Year ending December 31, 2005) ¥111,000 millions

(Note) Please refer to page 13 for the assumptions and other matters related to the above forecast.

Corporate Group

The Kirin Group consists of Kirin Brewery Company, Limited ("the Company"), 276 consolidated subsidiaries and 15 affiliates accounted for by the equity method. The major group companies in the respective business segments are as follows:



Alcohol Beverages Business
LION NATHAN LTD. and 159 others
Sale and Manufacture of Malts
KIRIN AUSTRALIA PTY. LTD.
Kirin (China) Investment Company, Limited
Zhuhai Kirin President Brewery Co., Ltd. and 2 others
※ SAN MIGUEL CORPORATION
EI SHO GEN Co., Ltd.
RAYMOND VINEYARD & CELLAR INC.
Sale of Liquors, etc.
Four Roses Distillery LLC
KIRIN DISTILLERY Co., Ltd.
8 others, Total 178 companies
Soft Drinks Business
Kirin Beverage Corporation
Hokkaido Kirin Beverage Corp.
Tokyo Kirin Beverage Service Co., Ltd.
Kansai Kirin Beverage Service Co., Ltd.
Vivax Co., Ltd.
Kirin MC Danone Waters Co., Ltd.
※ Kirin-Tropicana, Inc.
and 10 others
The Coca-Cola Bottling Company of Northern New England, Inc.
and 7 others
※ Kinki Coca-Cola Bottling Co., Ltd.
Total 26 companies
Kirin Brewery Company, Limited
Pharmaceuticals Business
Sale andManufacture of Pharmaceuticals
Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd.
Consent touse of Patent
※ KIRIN-AMGEN, INC.
4 others, Total 6 companies
Other Business
Nagano Tomato Co., Ltd.
Koiwai Dairy Products Co., Ltd.
Shipping of Products and Containers and Work on Premises
※ YONEKYU CORPORATION
Kirin Logistics Co., Ltd. and 15 others
Engineering Service
Kirin Engineering Co., Ltd.
Sale and Manufacturing of Machinery
Kirin Techno-System Co., Ltd. and other
Sale of alcohol beverages
Kirin Dining Co., Ltd.
Kirin Agribio EC B.V. and 26 others
Sale of Seeds
TWYFORD INTERNATIONAL INC. and other
Kirin Well-Foods Company, Limited
Takeda-Kirin Foods Corporation
Yokohama Arena Co., Ltd.
Import/Export Operations
Kirin International Trading Inc.
YOKOHAMA AKARENGA, INC.
Leasing
Kirin Lease Co., Ltd.
23 others Total 81 companies

Consolidated subsidiaries are stated above, except for followings.

※ means Affiliates accounted for by the equity method

Note Among subsidiaries, Kirin Beverage Corporation is listed on the First Section of the Tokyo Stock Exchange.

[double-framed box] means the consolidated subsidiaries of Kirin Beverage Corporation.

Management Policies

1. Basic Kirin Group Management Policies

The Kirin Group, in order to realize its corporate philosophy of contributing to the health, happiness and comfort of people around the world, has established the following five management policies:

(1) Priority on Customers and Quality
(2) Open and Fair Behavior
(3) Respect for People
(4) Sound Management
(5) Contribution to Society

Long-Term (2010) Group Vision

- Keep close associations with our customers, and as a trusted corporate Group offer the joy of food and health
- Utilize leading technology in fermentation and biotechnology, and focusing on the alcohol beverage and soft drink businesses, become a leading company in Asia and Oceania

2. Fundamental Company Policy on Distribution of Profits

Kirin considers providing appropriate returns on income to shareholders to be a top management priority, and the Company has paid dividends every year without fail since its establishment in 1907. Giving due consideration to matters such as strengthening the quality of management and business development, Kirin intends to offer stable dividends as a way to meet shareholder demands. Retained earnings will be earmarked for investment in businesses for the future.

3. Position and Policy on Reduction of the Stock Trading Unit

Kirin places importance on increasing its corporate value, expanding its shareholder base and increasing the liquidity of its stock. The Company will seriously consider reducing the trading unit, taking into account the overall costs and benefits, as well as future trends in the stock market.

4. Medium- to Long-term Strategy and Targets

For Kirin Group, 2004 marks the starting year of a new three-year medium-term management plan. Utilizing the Group management foundations that have been established, and continuing to pursue increases in profitability, this plan focuses on improving the value of the Kirin brand throughout the Group, and effecting a qualitative transformation to become a development and proposal oriented strong corporate group.
As a part of this effort, in addition to improving EVA*, Kirin has set Group targets for 2006 of ¥1,860 billion in sales, an operating margin of 7%, and ROE of 6%.

*EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.

5. Issues for the Kirin Group

The following are specific strategies outlined in the 2004-2006 medium-term business plan.

(1) Strengthen the Domestic Alcohol Beverages and Soft Drinks Businesses, the Foundations of the Kirin Brand

Bolster product brands to increase the Kirin brand value

In the domestic alcohol beverage business, Kirin will clarify its positioning in each alcohol category, and through a strengthening of product brands reaffirm its leading position in the low-alcohol* market by 2006. As a corporate Group focused on development and consultative marketing, Kirin will promote market-creating product strategies that anticipate diversity and changes in consumer preferences, values and lifestyle. In the soft drinks business, Kirin will concentrate on growth categories, employing products developed through the application of Group R&D to offer products that create new markets.

* Collective term for beverages with alcohol content of less than 10%, such as beer, *happo-shu* and canned *chu-hi* drinks.

Create new business models utilizing synergies from the domestic alcohol and soft drinks businesses

In all aspects of the business, including R&D, production, distribution and sales, Kirin will shift to an approach based on providing value to customers while being competitive rather than its former competition-based stance, and promote a change to a business style focused on development and consultative marketing. Also, by building an enhanced infrastructure through integration of product development with that of the soft drinks business, joint distribution and greater contracted production of soft drinks, Kirin will establish new business models, and enhance Group synergies.

(2) Strengthen the Foundations of the International Alcohol Beverages Business, and Further Develop Diversified Businesses

In the international alcohol beverages business, Kirin seeks to offer a comprehensive lineup of alcohol products throughout the Group. Concentrating on principal markets in Asia and Oceania, Kirin will formulate product strategies appropriate to each market, enhance Group synergies, strengthen business foundations in ways that may include new joint ventures, and improve profitability.
In the pharmaceuticals business, Kirin will further strengthen its sales base, and is seeking to launch the second-generation renal anemia treatment based on KRN321, which is currently under development. While considering new joint business ventures, Kirin will also enhance its development pipeline, and expand its business in Asia. The agribio and nutrient foods businesses will also continue to be strengthened.

(3) Implementation of Corporate Social Responsibility (CSR)

Amid growing societal demands for assurances regarding the trustworthiness of corporations, the Kirin Group will implement measures that establish a unique approach to CSR. The Kirin Group is focusing its efforts on environmental management, ensuring food safety, promoting the responsible consumption of alcohol, and guaranteeing management compliance.

6. Business Risks

(1) Domestic markets and economic trends

Most of Kirin Group's Alcohol Beverages division operates in Japan. Because of this, there is a risk that this business can be significantly affected by domestic economic conditions and consumer trends towards alcohol beverages.

Furthermore, there is a risk of a weakening of the alcohol beverages and soft drinks markets in Japan due to Japan's declining birth rate and aging population profile.

(2) Increased taxes on alcoholic beverages

In case of the implementation of higher taxes on alcohol beverages and resulting higher prices, there is a risk of a decline in alcohol consumption.

(3) Movement of restrictions on alcoholic products

In order for the Kirin Group to fulfill its social responsibility as a manufacturer and vendor of alcohol products, advertising and publicity is conducted in accordance with strict voluntary standards, however international standards in respect of the sale of alcohol products are under consideration by groups such as the World Health Organization. In the long term, should there be an implementation of guidelines that are significantly stricter than our expectations, there may be a risk of a decrease in sales of alcohol beverages.

(4) Risk in the pharmaceutical business

In recent years, the pharmaceutical business has been going through a reorganization based on alliances and mergers. Because of this and the decline in relative scale of the group's pharmaceutical businesses there is a risk that results of that business will worsen.

There is also a risk that revisions to the law and stricter regulations will be disadvantageous to our company.

Moreover, there is a risk of the occurrence of unforeseeable side effects of our company's drugs.

(5) Risk in overseas businesses

The Kirin Group has overseas operations focusing on Asia and Oceania. These businesses are believed to carry the risks outlined below. Kirin is currently taking measures to ameliorate these risks but these risks may affect our business to a greater extent than we forecast.

- Revisions to tax systems and laws and stricter regulations that have an adverse effect on our company
- Occurrence of unforeseeable political or economical events
- Political or social factors such as the outbreak of war or terrorist activity, SARS or avian influenza epidemics
- Earthquakes and other natural disasters
- Currency fluctuations outside the forecast range

(6) Weather and natural disasters

There is a possibility that the Kirin Group's alcohol beverages or soft drinks businesses will be affected by the weather. It is possible that adverse weather conditions cold summers and typhoons may become a risk.

Furthermore, earthquakes and natural disasters on a large scale may occur causing damage to facilities, causing a risk that production levels may fall short of requirements.

(7) Food safety

The Kirin group is continually strengthening its strict food quality management system. The entire group is cooperating in the implementation of quality tests in order to offer customers 'safety in food'. However, in recent years, BSE and avian influenza epidemics have threatened this 'safety in food'. If quality control problems occur that are beyond the Group's predictions, there is a risk of an adverse effect on the financial condition and business results of the group.

(8) Accidents at manufacturing outsourcees

Some of Kirin Group's products rely on external manufacturers. The group also imports some products. As far as the quality of externally manufactured or imported goods are concerned, the group expects that they will be in perfect condition, however, there is a risk that there will be quality problems that are outside our range of expectations.

(9) Environmental problems

As far as industrial waste is concerned, the Kirin Group complies with all laws regarding its disposal and cleaning and is thoroughly involved in manifesto management. Kirin also strictly complies with various environment laws concerning the atmosphere, water quality, noise pollution, vibrations, soil contamination and land subsidence, etc. However revisions to relevant laws may necessitate additional capital expenditure, raising costs and causing risks of negative effects on Kirin's financial situation and business results.

(10) Leaks of information

The Kirin Group has formulated information security policies, is implementing internal training programs and is making every effort to protect data on individuals. However there is a risk of unforeseen hacking and falsification of documents. Furthermore, due to computer viruses the company's computer systems could become temporarily out of service, causing risk to Kirin's financial situation and business results.

(11) Effects of legal restrictions
When carrying out its business the Kirin Group abides by domestic liquor tax laws, food sanitation laws and drug legislation. Furthermore, in each country in which the group is present it complies with local laws. In the future, if such laws change or new, unforeseen laws or regulations are introduced group activities may be curtailed and there is a risk of an adverse effect on Kirin's financial position and business results.

(12) Litigation risks
In order that Kirin Group does not violate statutes and regulations when carrying out its business, the group has an internal business control structure and is putting efforts into strengthening compliance management. However, whilst carrying out its business in Japan and overseas, there is a possibility that litigation will be brought against the group or its employees for real or supposed infringements of product liability laws or acquisition of intellectual property, etc. Either directly as a result of legal proceedings or as the result of the loss of trust from customers resulting from such proceedings there is a risk that Kirin's financial situation and business results will be negatively affected.

(13) Increase in the price of raw materials
Some of the main raw materials that Kirin Group uses are liable to changes in price depending on market conditions. Based on increases in the price of raw materials, manufacturing costs may also rise, leading to risk of an adverse effect on the Kirin's financial position and business results.

(14) Changes in value of assets
Based on a decrease in the value of land and negotiable securities, there is a risk that the financial position and business results of Kirin Group may be adversely effected.

(15) Retirement liabilities
Liabilities and expenses for employees' retirement are calculated on an actuarial basis based on certain assumptions including discount rates and expected returns on pension assets. Where actual outcomes differ from these assumptions or the assumptions change there may be a negative effect on Kirin Group's financial position and business results.

7. Corporate Social Responsibility Measures

Aiming to remain in the future a company that is trusted by society, Kirin makes efforts to promote compliance, responsible drinking, and coexistence with the global environment. Kirin also examines its corporate activities to find a unique way to coexist with society.

With regard to environmental measures, from February 2004 Kirin began packaging *Kirin Lager* and *Kirin Classic Lager* in aTULC aluminum cans, which lessen the impact on the environment. In January, the Company's Standard of Corporate Behavior was revised, and compliance guidelines distributed to all employees. In terms of food safety, Kirin continues to improve its quality management system.

Kirin also promotes interaction with local communities, primarily those near its breweries, and continues to support sports activities through its sponsorship of Japan's national soccer team and Olympic national teams. As part of the support for the "culture of beer," Kirin is following its research into recreating the beer of ancient Egypt with research into that from medieval monasteries.

8. Corporate Governance Status

Fundamental Policies Concerning Corporate Governance

Kirin has positioned corporate governance as a key management priority. To this end, Kirin has undertaken a comprehensive reorganization of its management structure and implemented a series of initiatives. In April 2003, Kirin streamlined the structure of its Board of Directors, and established the Compensation Advisory Committee and the Appointment Advisory Committee. At the same time, Kirin set up an advisory board, introduced an executive officer system and undertook a major review of the company's meetings structure and management framework. Under this new governance structure, Kirin is working to ensure increased transparency and efficiency in corporate management.

Implementation of Corporate Governance Policies

(1) Corporate governance structure—decision-making, executive, oversight and administrative functions

- Corporate Structure.
  - Kirin has adopted an auditor system
  - The Company's Board of Directors is comprised of 10 directors of which two are external directors. Kirin maintains four auditors of whom two are external auditors
  - While the Company has adopted an auditor system, the Compensation Advisory Committee and the Appointment Advisory Committee have been established to deliberate matters relating to compensation and the appointment of directors, auditors and executive officers.

    The Compensation Advisory Committee is comprised of the president, an external director and two other directors. The committee serves in an advisory capacity to the Board of Directors and reports to the Board in connection with the compensation of directors, auditors and executive officers on an objective and fair basis giving due consideration to the business environment, the Company's performance, appropriate compensation standards and individual performance.

The Appointment Advisory Committee is comprised of the president, an external director and two other directors. The committee serves in an advisory capacity to the Board of Directors and provides to the Board a list of candidates for directors, auditors and executive officers. In addition, Kirin has established an Advisory Board, which reports to and supports the Board of Directors. The purpose and function of the Advisory Board is to garner the objective views and suggestions of a panel of diverse experts concerning major issues that confront the Company, with the aim of securing greater management transparency and quality. The Advisory Board is composed of four members: Hiroyuki Itami (Professor, Graduate School of Commerce and Management, Hitotsubashi University), Eiko Oya (critic), Akira Gemma (Advisor, Shiseido Co., Ltd.), Takeyoshi Takei (Professor, College of Distribution Economics, Fuji Jyoyo University).

- Full-time staff are not provided to external directors. Together with internal directors, external directors are supported by the Secretary Section of the General Affairs Dept. Full-time staff are not provided to external auditors. Together with internal auditors, external auditors are supported by advisory staff to auditors.

- Kirin introduced an executive officer system with the aim of promoting increased flexibility in the operating function. Of the Company's 10 directors, eight hold the position of executive officer concurrently. The number of executive officers total 32 and is made up of the president, executive vice president, nine managing executive officers and 21 executive officers.

The Domestic Alcohol Strategy Committee and the Management Strategy Committee are set as meeting bodies to deliberate important matters relating to the operating function. The Domestic Alcohol Strategy Committee deliberates on important matters relating to the domestic alcohol beverages business, and the Management Strategy Committee deliberates on important matters other than the domestic alcohol beverages business and matters relating to Group Headquarters operations. Both committees support the decision-making function of the president.

- The Board of Directors and the Board of Auditors oversee and audit the operating function. The Board of Directors makes decisions on important matters relating to the operating function and legal compliance, as well as oversees the operating function. The Board of Auditors formulates auditing policies and the role of each auditor. Guided by these policies, each auditor attends and audits the activities of directors in meetings of the Board of Directors and other meeting bodies such as the Domestic Alcohol Strategy Committee and the Management Strategy Committee.

- Internal Control Systems
  - Kirin has the Managerial Audit Division to fulfill an internal audit function. The division audits the operations of the Company to ensure they remain relevant and are performed in an efficient manner in accordance with annual audit guidelines and plans.

- Risk Management Structure
  - Kirin formulates risk management rules with the aim of preventing the emergence of risk and minimizing the impact on its business and on society of risks that do emerge. Kirin has also established the Risk Management Committee to oversee matters relating to risk management (chaired by a managing director). The Risk Management Committee, as well as identifying important risks, is also implementing the regular monitoring of risks in each division.

    Each division of Kirin is committed to take the responsibility to implement measures that reinforce compliance and continually review and improve risk prevention policies to prevent the emergence of risk. Important risks that are recognized are shown under '7. Business Risks' below. Furthermore, Kirin formulates compliance guidelines and these are provided to all staff as part of efforts to thoroughly diffuse compliant standards of behavior. Internal and external hotlines have been created allowing employees to report with a guarantee of anonymity.

(2) Transactions with related parties

External director Kenjiro Hata is a senior corporate advisor to Meiji Yasuda Life Insurance Company. External director Satoru Kishi is an advisor to The Bank of Tokyo-Mitsubishi, Ltd. External auditor Toyoshi Nakano is a senior corporate advisor to The Mitsubishi Trust and Banking Corporation. External auditor Teruo Ozaki is a certified public accountant.

Kirin conducts financial transactions with Meiji Yasuda Life Insurance Company, The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation. All of these transactions are routine and present no conflicts of interest for external directors or auditors as individuals.

(3) Efforts to Enhance Corporate Governance

1. Board of Directors and Board of Auditors Meetings and Attendance

The Board of Directors meets regularly twice a month and irregularly as necessary. The Board of Directors met 26 times during fiscal 2004 with an 84% attendance rate by external directors.

The Board of Auditors meets once a month. During fiscal 2004, the Board of Auditors has convened 12 times with a 96% attendance rate by external auditors.

2. Committee Meetings and Attendance

The Compensation Advisory Committee met four times in fiscal 2004 with 100% attendance at each meeting.
The Appointment Advisory Committee met four times in fiscal 2004 with 100% attendance at each meeting

3. Advisory Board Meetings and Attendance

The Advisory Board has met twice in fiscal 2004 with 100% attendance at each meeting.

4. Other

During fiscal 2004 no new committees were established and no changes were made to the framework of business execution, business oversight, internal control or risk management.

The following is a diagram of the Company's corporate governance structure.



Shareholders' Meeting
Board of Auditors
Internal Auditors
External Auditors
Board of Directors
· Supreme group decision-making body
· Oversee business and affairs of the corporation
President
Executive Vice President
Internal Directors
External Directors
Independent Auditor
Managerial Auditing Division
Internal Auditors
Operations
President
Executive Vice President
Managing Executive Officers
Executive Officers
Compensation Advisory Committee
Examines the system and standards for compensation of directors, executive officers and auditors, and presents findings to the Board of Directors
Appointment Advisory Committee
Proposes candidates for director, auditor and executive officer positions, and presents them to the Board of Directors
Advisory Board
Renders advice from an objective viewpoint regarding corporate management
Domestic Alcohol Strategy Committee
Considers vital issues relating to administration of the domestic alcohol business
Management Strategy Committee
Considers vital issues relating to administration of all businesses other than the domestic alcohol business
Risk Management Committee

Note: Members comprise 10 board directors (including two external directors), four auditors (including two external auditors), 32 executive officers (including the president, vice president, nine managing executive officers, 21 executive officers, four members of the Compensation Advisory Committee (including one external member), four members of the Appointment Advisory Committee (including one external member) and four Advisory Board members. Eight of the 10 directors hold the concurrent post of executive officers.

(4) Board members' and auditors' compensation

Compensation for board members and auditors and fees for audit companies in respect of fiscal 2004 are as follows:

1. *millions of yen*

	Internal Directors	External Directors	Internal Auditors	External Auditors	Total
Board members' compensation	323	16	48	16	405
Amounts deducted from retained profits	118	1	9	1	130
Retirement Benefits (incl. Pensions)as approved by general meeting of shareholders	913	-	-	29	942
Total	1,354	18	57	47	1,478

2. Auditing fees payable by Kirin or Kirin's consolidated subsidiaries to auditors KPMG Azusa & Co.

Audit certification fee based on audit contract: ¥167 million

Other fees: ¥34 million

RESULTS OF OPERATIONS AND FINANCIAL POSITION

1. Review of Operations

During 2004, indications of continuing recovery in the Japanese economy included an improvement in corporate earnings and modest improvements in employment conditions. However, since the summer the recovery in personal consumption has slowed, while deflationary trends have continued. So, although the corporate environment is improving, companies continue to face difficult conditions.

Despite a heat wave in July, the beer and *happo-shu* (low-malt beer) markets declined, partly as a result of the emergence of new categories of alcohol beverages, while the *chu-hi* (distilled liquor with fruit juice) market continued to grow. In *shochu*, (Japanese distilled liquor made from grain) wine and spirits, sales of *shochu* expanded, in part due to a boom in popularity of this type of drink, while sales of spirits declined compared to 2003. In the soft drinks industry, the hot summer helped drive an expansion of the market.

Amid this environment, Kirin pursued a continued improvement in earnings pursuant to its 2004-2006 medium-term business plan, which commenced in fiscal 2004. At the same time, the group promoted reforms of its business with the aim of enhancing Kirin's brand value and a transition to a corporate group focused on development and proposal-oriented marketing.

Consolidated net sales for the fiscal year were ¥1,654.8 billion, up 3.6% compared to fiscal 2003, as sales of alcohol beverages increased and sales in the Soft Drinks, Pharmaceuticals and Other business divisions were also favorable. Profits also grew, in part due to revision of the group's profit structure, and consolidated operating income was ¥109.3 billion, up 7.7 % compared to fiscal 2003. Ordinary income increased by 12.6% to ¥106.5 billion and consolidated net income was ¥49.0 billion, an increase of 51.6% on fiscal 2003.
Following payment of an interim dividend of ¥6.50 per share the directors will recommend a final dividend of ¥7 per share, representing a total of ¥13.50 for fiscal 2004.
The breakdown of business performance by segment is as follows.

Alcohol Beverages Business

Against a background of change in the Japanese market, Kirin's core domestic alcohol beverages business continued to focus on raising profits and enhancing Kirin's brand value while delivering higher value to customers.
In the domestic beer market Kirin expects that its efforts to enhance brand value are of prime importance and has taken a number of steps in this respect. *Kirin Ichiban Shibori Draft Beer* was revamped as the "Higher Quality, Fresh *Ichiban Shibori*" and achieved a year-on-year sales increase for the first time in ten years. For *Kirin Lager Beer*, as well as for *Kirin Classic Lager*, the Kirin Group introduced an advertising campaign that emphasized original lager brand value. As for the chilled beer market, which the Kirin Group pioneered, a new, high value added market was created with a chilled beer product line-up that includes *Maroyaka Kobo*, *Hojun* and *White Ale*.

In the *happo-shu* market, the Kirin Group moved to strengthen its *Tanrei* brands, particularly focusing on its core *Kirin Tanrei* brand, as well as its *Tanrei Green Label* and *Tanrei Alpha* brands, which were launched to respond to consumer health consciousness. New products launched to meet diverse customer needs include *Kirin Komugi*, brewed with wheat and malt, and *Yawaraka*, fermented with lactic acid bacteria.

In the *chu-hi* market, Kirin sought to expand its unique product line-up by renewing its *Kirin Chu-hi Hyoketsu* brand (which comes in lemon, grapefruit, Japanese plum and lime flavors) and improving its taste, and by new product launches including *Green Apple* and, in the "Premium Fruit Series", *Valencia Sparkling*. Also, Kirin launched *Kirin Yoicha Chu-hi* as a new cutting-edge alcohol beverage in this market.

In the *shochu* market, the Kirin Group sought to further increase market penetration, for example by introducing a new household size version of *Kirin Mugi Shochu Pure Blue* and creating new label designs. In the wine and spirits market, Kirin sought to strengthen its wine business, concentrating in particular on the number one wine brand worldwide*, *Franzia*, and the champagne brand, *Lanson*.
*No. 1 brand worldwide in volume sales: *Impact Data Book 2004*.

In sales and marketing, Kirin announced the introduction of an open price system from 2005 as part of its initiative to advocate normalization in the Japan's alcohol beverage industry. Kirin also introduced proactive sales promotional activities as an official partner of the Japan Olympic Committee in conjunction with the Olympic year.

In the international alcohol beverage business, with a focus on Asia and Oceania, Kirin pursued group synergies with Lion Nathan Limited and San Miguel Corporation in connection with its efforts to develop significant markets. Moreover, in China, which Kirin considers to be a particularly important market, a holding company, Kirin (China) Investment Co., Ltd. was established in order to coordinate our business activities throughout the country. Kirin also made a new capital investment in Dalian Daxue Brewery as part of an initiative to build business foundations in this key region. Furthermore, with the technical support of Kirin, the Zhuhai Kirin President Brewery Co., Ltd. launched the group's first draft beer in China Haizhu draft beer.

As a result of the above, net sales of the alcohol beverage division increased by 0.8% to ¥1,053.2 billion compared to fiscal 2003 and divisional operating income was up 2.4% to ¥69.7 billion.

Soft Drinks Business

Kirin Beverage Corporation, which forms the core of Kirin's soft drinks business, pursued a focused brand and marketing strategy aimed at building a stable profit structure through nurturing and growing core products. This strategy, combined with the efficient allocation of business resources and scale expansion led to strong growth in sales and profits.

Canned coffee brand, *Kirin Fire Gold Rush*, proved to be a hit product and the *Kirin Alkali Ion Water* brand achieved excellent sales in the rapidly expanding mineral water market.

In sales and marketing, focusing on key, volume retailers, efforts were made to win customer loyalty, expand growth of core products and establish new products through strategic sales point proposals. At the same time, in China, Beijing and Guangzhou were added as sales areas, supplementing Shanghai.

In addition, the Research and development functions of Kirin Beverage Corporation, Koiwai Dairy Products and Kirin Tropicana were moved to Kirin's Yokohama factory and a joint Kirin Group research facility set up as we sought to further promote Group synergies

As a result of the above, compared to fiscal 2003, net sales of the soft drinks business grew by 3.6% to ¥ 372.3 billion in fiscal 2004 and divisional operating income increased by 23.3% to ¥22.7 billion.

Pharmaceuticals Business

In the Pharmaceutical Business, Kirin continued to focus on improving sales of *ESPO*, a treatment for renal anemia, *GRAN*, an agent used for the treatment of leucopenia, *Rocaltrol Injection*, a medicine for secondary hyperparathyroidism, and *PHOSBLOCK Tablets* for the treatment of hyperphosphatemia.

With regard to research and development, Kirin continued to promote the development of *KRN321*, a next generation treatment for renal anemia and *KRN1493,* a secondary hyperparathyroidism treatment, entered Phase III clinical trials. Also, in June 2004, Kirin entered into a contract to collaborate with Argos Therapeutics, Inc. of the United States in connection with cell treatments using dendritic cells. In August, an antibody drawn from Kirin's human antibody producing mouse technology became Kirin's first antibody product to enter clinical trials.

As a result of the above, sales in the pharmaceuticals business were ¥62.7 billion an increase of 9.0% compared to fiscal 2003, while operating income increased by 3.8% to ¥12.1 billion.

Other Businesses

In the agribio business, Kirin reached an agreement with Daiichi Seed Co., Ltd. to acquire that company's floricultural seed business (mainly carnations) and this business commenced operations under a new organization in July. Kirin Agribio Shanghai Co., Ltd. was established in April 2004, to administer rights to plant varieties and coordinate the production and development of seeds in China, mainly for export to Japanese farmers. In September, Kirin's florist chain FLOR AL opened in the Opaque shopping arcade in Marunouchi in central Tokyo, providing new concepts in floral culture.

In nutrient foods, Kirin strengthened sales through *KW Lactobacillus*, a product jointly developed by Kirin and Koiwai Dairy Products Co., Ltd., and commercialized by group companies (for example under the *Kirin Noale* brand of Kirin Well-Foods Co., Ltd.). Another R&D success for the group was the development and commercialization of mycoleptodonoides aitchisonii extract*a treatment for lowering blood pressure.
*Mycoleptodonoides aitchisonii is the scientific name for breech oyster mushrooms.

As a result of the above, sales in fiscal 2004 in the Other Businesses segment increased by 23.4% to ¥166.5 billion and operating income grew 24.4% to ¥7.8 billion.

2. Financial position

Consolidated cash and cash equivalents ("cash") totaled ¥177.2 billion as of December 31, 2004, an increase of ¥47.2 billion compared to the end of the previous fiscal year. Cash outlays for investment in fixed assets, particularly in the domestic alcohol beverages business, were covered by available cash resources.
Consolidated cash flows were as follows:

Cash flow from operating activities
Net cash provided by operating activities increased ¥9.5 billion year on year to ¥127.9 billion. Principal factors affecting this outcome included an increase in income before income taxes and minority interests of ¥31.8 billion—although this figure includes items unrelated to actual cash movement such as impairment losses and profit on the return of pension funds to the Japanese government; a ¥16.4 billion increase in working capital resulting from increases and decreases in accounts receivable, inventory, and accounts payable; and a ¥10.2 billion increase in income tax paid.

Cash flow from investing activities
Net cash used in investing activities decreased ¥18.6 billion year on year to ¥44.2 billion. Investment in fixed assets was ¥69.0 billion, ¥9.2 billion higher than in the previous fiscal year, reflecting factors such as investment in the domestic alcohol beverages business and redevelopment of the Company's vacant Hiroshima factory site. Proceeds from the sale and redemption of marketable securities and investment securities totaled ¥18.1 billion.

Cash flow from financing activities
Net cash used in financing activities increased ¥5.8 billion year on year to ¥35.9 billion. Cash dividends paid increased ¥1.5 billion to ¥19.2 billion, and repayment of borrowings resulted in outflows of ¥16.1 billion.

Trends in the Kirin Group's cash flow indices are as follows:

	FY ended 12/2004	FY ended 12/2003	FY ended 12/2002
Equity ratio (%)	47.1	45.0	44.1
Equity ratio based on market capitalization (%)	53.4	49.4	41.8
Debt service coverage (years)	2.5	2.9	4.0
Interest coverage ratio (times)	12.8	12.2	10.0

Notes:

1. All indices are calculated from consolidated financial data
2. Equity ratio = Total shareholders' equity / Total assets
3. Equity ratio based on market capitalization = Market capitalization / Total assets

   [Market capitalization = market price on last trading day of December 2004 x total shares outstanding at end of period (excluding treasury stock)]
4. Debt service coverage = Interest-bearing liabilities / Operating cash flow

   [Interest-bearing liabilities refers to all liabilities with interest payable recorded on the liabilities section of the consolidated balance sheets. Operating cash flow refers to Net cash provided by operating activities in the consolidated statements of cash flow
5. Interest coverage ratio = Operating cash flow / Interest expenses

   [Interest expenses refers to the Interest expenses figure recorded in the consolidated statements of cash flows.]

3. Outlook for 2005

In 2005 the Kirin Group will further accelerate its qualitative transformation to become a corporate group that is strong in development and proposal-based marketing, aiming to enhance Kirin brand value and achieve the objectives of the group's 2004-2006 medium-term business plan. We intend to improve competitiveness by building on the strengthened business foundations we have created with a priority on strengthening the domestic alcohol beverages business.

In the domestic alcohol beverages business we aim to strengthen product brand value in the key markets of beer, *happo-shu* and *chu-hi* and, by entering expanding new categories, we aim to further strengthen our business foundations in the market overall.
In the beer market, we aim to enhance brand value focusing on *Kirin Ichiban Shibori, Kirin Lager Beer* and *Kirin Classic Lager* by emphasizing their product quality and luxury characteristics. Also, in chilled beer, an area where we have a clear lead, we intend to further penetrate and expand the market with a succession of innovative propositions.
In the *happo-shu* market we intend to revamp the *Tanrei* line of products including *Tanrei Nama*, *Tanrei Green Label* and *Tanrei Alpha* and further raise their attractiveness by leveraging their main appeal as a drink to be consumed at home in the evening.
With respect to new categories we will launch our new product *Kirin Nodogoshi Nama* in April and by focusing the product development strengths of the entire group we aim to become the top brand in this expanding market.
The *chu-hi* market has doubled in size over the last four years and by further adding to our distinctive product line up focused on *Kirin Chu-hi Hyoketsu* we aim to win overwhelming support in the market.
The introduction of open pricing in January 2005 should help the entire industry to move to an optimal profit environment and concurrently, Kirin Group is seeking to strengthen its value proposal to customers of large volume retailers and restaurants through collaboration with Kirin Communication Stage.

In the international alcohol beverages business, our overall aim is to be the leading company in Asia and Oceania. In pursuit of this aim we will accelerate our business development in the very competitive Chinese market through our holding company, Kirin (China) Investment Co., Ltd. while also actively pursuing synergies with Lion Nathan Limited and San Miguel Corporation.

In the soft drinks business we will initiate a comprehensive revamp of the *Kirin Namacha* brand and continue to develop and expand core brands. We will also seek to create new core products by launching original products that leverage our product development strengths as we seek to create a more stable profit base. We will also continue to develop new products using the Kirin Lactobacillus such as Kirin Taishitsucha aiming to further raise Kirin brand value by leveraging group synergies to develop high value-added products

In the pharmaceutical business, the marketing of core products Gran and ESPO will be brought fully in-house from April and we will seek to enhance our product pipeline. We will also take steps to fully develop sales in ASEAN markets.

In the agribio business, we will seek to leverage our worldwide group capabilities and strengthen our business foundations through developing high quality, high value-added brands such as our locally-produced flower bouquet brand Shimantomamu and the potato brand *Cynthia*. In nutrient foods Kirin will aggressively conduct sales promotional activities through Kirin Well-Foods Co., Ltd., focusing on products using Lactobacillus KW such as *Kirin Noale* and mycoleptodonoides aitchisonii extract, a treatment for lowering blood pressure.
Kirin plans to develop its own distinctive groupwide approach to CSR (corporate social responsibility) through establishing a new committee to promote interactive communications with all types of stakeholders.

As a result of the factors described above forecasts for the fiscal year ending December 31, 2005, compared to the previous fiscal year, are consolidated net sales of ¥1,695.0 billion (+2.4%), consolidated operating income of ¥111.0 billion (+1.5%), consolidated ordinary income of ¥112.0 billion (+5.1%) and consolidated net income of ¥50.0 billion (+1.8%).

Fiscal 2005 interim and final dividends are each forecast to be ¥7 per share representing a dividend payment in respect of fiscal 2005 of ¥14 per share, an increase of ¥0.5 per share compared to fiscal 2004.

4. Note Concerning Results Projections

The statements concerning future performance that are presented in this document are based on judgments using information available to Kirin and the Kirin Group at the time of publication. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At December 31, 2004 Amount	At December 31, 2004 Percentage over total assets	At December 31, 2003 Amount	At December 31, 2003 Percentage over total assets	Increase (Decrease) Amount
Current Assets						
Cash		183,501		133,108		50,393
Notes and accounts receivable, trade	(*3)	292,708		283,661		9,047
Marketable securities	(*3)	800		493		307
Inventories	(*3)	83,296		88,831		(5,535)
Deferred tax assets		19,919		19,474		445
Other		45,111		45,072		39
Allowance for doubtful accounts		(4,489)		(5,312)		823
Total Current Assets		620,848	34.0	565,327	31.6	55,521
Fixed Assets						
Property, Plant and Equipment	(*1)					
Buildings and structures	(*3,4)	190,537		185,404		5,133
Machinery, equipment and vehicles	(*3,4)	165,881		182,997		(17,116)
Land	(*3,9)	154,474		165,980		(11,506)
Construction in progress		33,567		30,330		3,237
Other	(*3)	41,819		45,276		(3,457)
Total		586,279	32.2	609,989	34.1	(23,710)
Intangible Assets						
Goodwill		22,016		29,788		(7,772)
Consolidation differences		40,275		43,339		(3,064)
Other	(*3)	72,652		76,135		(3,483)
Total		134,945	7.4	149,262	8.4	(14,317)
Investments and Other Assets						
Investment securities	(*2)	372,095		351,323		20,772
Long term loans		5,629		7,069		(1,440)
Life insurance investments		36,491		36,243		248
Deferred tax assets		17,970		39,487		(21,517)
Deferred tax asset due to revaluation of land	(*9)	—		1,929		(1,929)
Other	(*2)	53,464		31,295		22,169
Allowance for doubtful accounts		(3,935)		(4,060)		125
Total		481,716	26.4	463,288	25.9	18,428
Total Fixed Assets		1,202,941	66.0	1,222,540	68.4	(19,599)
TOTAL ASSETS		1,823,790	100.0	1,787,867	100.0	35,923

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	(Note)	At December 31, 2004 Amount	Percentage over total assets	At December 31, 2003 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Liabilities						
Notes and accounts payable, trade		111,418		109,264		2,154
Short-term loans payable	(*3)	24,882		16,896		7,986
Liquor taxes payable		117,066		117,119		(53)
Income taxes payable		13,523		19,532		(6,009)
Accrued expenses		78,656		60,312		18,344
Deposits received		51,176		58,172		(6,996)
Other		46,124		62,065		(15,941)
Total Current Liabilities		442,847	24.3	443,363	24.8	(516)
Long-term Liabilities						
Bonds		171,564		167,428		4,136
Long-term debt	(*3)	67,119		93,617		(26,498)
Deferred tax liability due to revaluation of land	(*9)	3,197		—		3,197
Employees' pension and retirement benefits		73,227		84,771		(11,544)
Retirement benefits for directors and corporate auditors		1,132		1,541		(409)
Reserve for repair and maintenance of vending machines		8,421		7,697		724
Reserve for loss on repurchase of land		5,157		4,969		188
Deposits received	(*3)	73,374		72,282		1,092
Other		40,273		30,575		9,698
Total Long-term Liabilities		443,469	24.3	462,884	25.9	(19,415)
TOTAL LIABILITIES		886,317	48.6	906,247	50.7	(19,930)
MINORITY INTERESTS		78,857	4.3	77,737	4.3	1,120
Common stock	(*7)	102,045	5.6	102,045	5.7	—
Capital surplus		70,984	3.9	70,868	4.0	116
Retained earnings		687,905	37.7	651,078	36.4	36,827
Land revaluation difference	(*9)	(4,713)	(0.2)	(1,673)	(0.1)	(3,040)
Net unrealized holding gains on securities		52,463	2.9	29,875	1.7	22,588
Foreign currency translation adjustments		(35,614)	(2.0)	(34,128)	(1.9)	(1,486)
Treasury stock	(*8)	(14,456)	(0.8)	(14,183)	(0.8)	(273)
TOTAL SHAREHOLDERS' EQUITY		858,615	47.1	803,882	45.0	54,733
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		1,823,790	100.0	1,787,867	100.0	35,923

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	(Note)	Year ended December 31, 2004 Amount	Year ended December 31, 2004 Percentage over sales	Year ended December 31, 2003 Amount	Year ended December 31, 2003 Percentage over sales	Increase (Decrease) Amount
Sales		1,654,886	100.0	1,597,509	100.0	57,377
Cost of sales	(*2)	1,008,049	60.9	986,973	61.8	21,076
Gross profit		646,836	39.1	610,536	38.2	36,300
Selling, general and administrative expenses	(*1,2)	537,444	32.5	508,981	31.9	28,463
Operating income		109,392	6.6	101,555	6.4	7,837
Non-operating income						
Interest income		750		835		(85)
Dividend income		3,341		2,919		422
Equity in earnings of affiliates		5,112		—		5,112
Rental income		1,621		—		1,621
Gain on transactions related to gift coupon	(*3)	—		2,315		(2,315)
Other		3,209		4,109		(900)
Total		14,034	0.8	10,179	0.6	3,855
Non-operating expenses						
Interest expense		10,221		9,822		399
Loss on sale and disposal of finished goods		1,326		1,374		(48)
Equity in loss of affiliates		—		2,189		(2,189)
Other		5,315		3,671		1,644
Total		16,864	1.0	17,057	1.1	(193)
Ordinary income		106,562	6.4	94,676	5.9	11,886
Special income						
Gain on sale of fixed assets	(*4)	1,766		896		870
Reversal of allowance for doubtful accounts		331		503		(172)
Gain on sale of investment securities		319		77		242
Gain on release from the substitutional portion of the government's welfare pension insurance scheme		26,162		2,883		23,279
Gain on sale of shares of subsidiaries and affiliates		8,333		—		8,333
Total		36,913	2.2	4,361	0.3	32,552
Special expenses						
Loss on disposal of fixed assets	(*5)	5,743		3,747		1,996
Loss on sale of fixed assets	(*6)	251		1,757		(1,506)
Loss on impairment	(*9)	12,419		—		12,419
Loss on devaluation of investment securities		1,150		810		340
Loss on sale of investment securities		17		316		(299)
Business restructuring expense	(*7)	912		8,637		(7,725)
Expense of reserve for loss on repurchase of land		—		4,969		(4,969)
Loss on devaluation of land	(*8)	—		650		(650)
Loss on devaluation of fixed assets of foreign subsidiaries	(*10)	12,962		—		12,962
Total		33,458	2.0	20,890	1.3	12,568
Income before income taxes and minority interests		110,018	6.6	78,147	4.9	31,871
Income taxes—current		39,738		41,236		(1,498)
Income taxes—deferred		13,518	3.2	(2,094)	2.5	15,612
Minority interests		7,662	0.5	6,610	0.4	1,052
Net income		49,099	3.0	32,395	2.0	16,704

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

(¥ millions)

	Year ended December 31, 2004 Amount	Year ended December 31, 2003 Amount	Increase (Decrease) Amount
Capital surplus			
Additional paid-in capital			
Balance at beginning of year	70,868	70,868	—
Increase in capital surplus			
Surplus from sale of treasury stock	116	—	116
Balance at end of year	70,984	70,868	116
Retained earnings			
Retained earnings at beginning of year	651,078	630,744	20,334
Increase in retained earnings			
Net income	49,099	32,395	16,704
Increase resulting from newly consolidated subsidiaries	—	2	(2)
Foreign currency translation adjustment of foreign subsidiaries and affiliates	287	303	(16)
Total	49,387	32,702	16,685
Decrease in retained earnings			
Cash dividends paid	12,078	11,599	479
Bonuses paid to directors and corporate auditors	251	273	(22)
(Corporate auditors' portion included in the above	14	34	(20))
Decrease due to exclusion of subsidiaries from the consolidation scope	62	94	(32)
Decrease due to assets revaluation of foreign subsidiaries	72	400	(328)
Decrease due to decrease in number of companies in equity method	93	—	93
Reversal of land revaluation difference	0	0	0
Total	12,559	12,368	191
Balance at end of year	687,905	651,078	36,827

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	(Note)	Year ended December 31, 2004 Amount	Year ended December 31, 2003 Amount	Increase (Decrease) Amount
Cash flows from operating activities				
Income before income taxes and minority interests		110,018	78,147	31,871
Depreciation and amortization		74,059	75,328	(1,269)
Loss on impairment		12,419	-	12,419
Amortization of consolidation differences		3,299	5,868	(2,569)
Increase (decrease) in employees' pension and retirement benefits		13,174	(12,485)	25,659
Increase (decrease) in prepaid pension cost		(20,156)	-	(20,156)
Increase (decrease) in reserve for loss on repurchase of land		-	4,969	(4,969)
Interest and dividend income		(4,091)	(3,755)	(336)
Equity in earnings of affiliates		(5,112)	-	(5,112)
Interest expense		10,221	9,822	399
Gain on sale of fixed assets		(1,766)	(896)	(870)
Gain on sale of marketable securities and investment securities		(319)	(77)	(242)
Gain on release from the substitutional portion of the government's welfare pension insurance scheme		(26,162)	-	(26,162)
Gain on sale of shares of subsidiaries and affiliates		(8,333)	-	(8,333)
Loss on disposal and sale of fixed assets		5,995	5,505	490
Loss on devaluation of investment securities		1,150	810	340
Loss on devaluation of fixed assets of foreign subsidiaries		12,962	-	12,962
Decrease (increase) in notes and accounts receivable, trade		(2,662)	(13,243)	10,581
Decrease (increase) in inventories		6,283	1,201	5,082
Increase (decrease) in notes and accounts payable, trade		3,964	3,213	751
Increase (decrease) in liquor taxes payable		(173)	2,296	(2,469)
Increase (decrease) in deposits received		-	(6,224)	6,224
Other		(5,724)	8,962	(14,686)
Sub-total		179,046	159,444	19,602
Interest,dividend and return on funds in trust received		6,284	5,911	373
Interest paid		(9,967)	(9,735)	(232)
Income taxes paid		(47,399)	(37,189)	(10,210)
Net cash provided by operating activities		127,963	118,430	9,533
Cash flows from investing activities				
Payments for purchases of property, plant and equipment and intangible assets		(69,020)	(59,757)	(9,263)
Proceeds from sale of property, plant and equipment		5,261	4,375	886
Payments for purchases of marketable securities and investment securities		(2,758)	(3,951)	1,193
Proceeds from sale and redemption of marketable securities and investment securities		18,170	5,473	12,697
Payments for acquisition of shares of newly consolidated subsidiaries	(*2)	(963)	(11,041)	10,078
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope	(*3)	810	-	810
Proceeds from acquisition of shares of newly consolidated subsidiaries	(*2)	356	-	356
Other		3,891	2,034	1,857
Net cash used in investing activities		(44,252)	(62,867)	18,615
Cash flows from financing activities				
Increase (decrease) in short-term loans payable		(6,824)	(5,312)	(1,512)
Proceeds from long-term debt		23,409	27,599	(4,190)
Repayments of long-term debt		(32,698)	(67,926)	35,228
Proceeds from issue of bonds		-	33,908	(33,908)
Payments for purchase of treasury stock		(785)	(357)	(428)
Proceeds from sale of treasury stock		432	-	432
Cash dividends paid		(12,088)	(11,592)	(496)
Cash dividends paid to minority shareholders		(7,187)	(6,089)	(1,098)
Other		(159)	(248)	89
Net cash used in financing activities		(35,901)	(30,018)	(5,883)
Effect of exchange rate fluctuation on cash and cash equivalents		(424)	(688)	264
Net increase (decrease) in cash and cash equivalents		47,385	24,855	22,530
Cash and cash equivalents at beginning of year		129,978	105,625	24,353
Cash and cash equivalents of newly consolidated subsidiaries at beginning of year		(105)	(503)	398
Cash and cash equivalents at end of year	(*1)	177,257	129,978	47,279

SIGNIFICANT ACCOUNTING POLICIES

1. Scope of consolidation

(1) Consolidated subsidiaries: 276 companies
Major consolidated subsidiaries: KIRIN BEVERAGE CORPORATION, LION NATHAN LTD.

The following table shows changes in the consolidation scope for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	Acquisition of additional shares	1	KOIWAI DAIRY PRODUCTS CO., LTD.
	New establishment or acquisition	7	KIRIN(CHINA)INVESTMENT COMPANY, LIMITED and others
	Increase in materiality	1	A subsidiary of KIRIN BEVERAGE CORPORATION
Decrease	Completion of liquidation	17	Subsidiaries of LION NATHAN LTD.
	Merger	2	KIRIN-ASUPRO SALES CORPORATION and other
	Sale of shares	23	Subsidiaries of LION NATHAN LTD. and others

(2) Major unconsolidated subsidiaries: KIRIN AGRIBIO USA, INC.
Certain subsidiaries including KIRIN AGRIBIO USA, INC. were excluded from the consolidation scope because the effect of their sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements were immaterial.

2. Application of equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: None

(2) Affiliated companies accounted for by the equity method: 15 companies
Major affiliated companies: KINKI COCA-COLA BOTTLING CO., LTD., YONEKYU CORPORATION, SAN MIGUEL CORPORATION

The following table shows changes of the scope of application of the equity method for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	New establishment or acquisition	2	An affiliate of KIRIN BEVERAGE CORPORATION and other
Decrease	Reclassified as consolidated subsidiaries due to acquisition of additional shares	1	KOIWAI DAIRY PRODUCTS CO., LTD
	Sale of shares	1	MARINENET CO., LTD.

(3) Certain investments in unconsolidated subsidiaries including KIRIN AGRIBIO USA, INC., and affiliates including DIAMOND SPORTS CLUB CO., LTD. were not accounted for by the equity method, and were stated at cost because the effect of their net income or losses and retained earnings on the accompanying Consolidated Financial Statements are immaterial.

(4) Although the Company holds voting interest greater than 20% yet less than 50% in SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION, the Company does not have significant influence over this entity. Therefore, the investment is not accounted for by the equity method.

(5) Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their financial statements as of their fiscal year-ends and for the years then ended for applying the equity method.
Where the difference between the Company's and an affiliates' year-end is more than 6 months, the Company used their interim financial statements that were for the most recent accounting periods and necessary adjustments were made for applying the equity method.

3. Fiscal year-ends of the consolidated subsidiaries

The following table shows the consolidated subsidiaries whose fiscal year-ends are different from that of the Company.

Consolidated subsidiaries	Fiscal year-end	
Lion Nathan Ltd. and its subsidiaries	September 30	(*i)
Twyford International Inc. and its subsidiaries	September 30	(*i)
Japan Potato Corporation	September 30	(*i)
Kirin Well-Foods Corporation	November 30	(*i)
Kirin Feed Limited	November 30	(*i)

(*i) The Company used the financial statements of the companies as of their fiscal year-ends and for the years then ended for consolidation.
(ii) Takeda-Kirin Foods Corporation has changed its fiscal year-end from March 31 to December 31.

With respect to (*i), the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and fiscal year-end of the Company.

4. Accounting policies

(1) Valuation of major assets

(a) Valuation of securities

1) Held-to-maturity debt securities are stated at amortized cost.
2) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
3) Available-for-sale securities without fair market value are stated at the moving-average cost.

(b) Derivative financial instruments

Derivative financial instruments are stated at fair value.

(c) Valuation of inventories

1) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method.
2) Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method.
3) Construction in process is stated at cost determined by the specific identification method.

(2) Depreciation and amortization of fixed assets

(a) Depreciation of Property, Plant and Equipment

1) Depreciation for the Company and its consolidated domestic subsidiaries is calculated using the declining-balance method except for buildings (excluding buildings fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
Depreciation is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.
2) Depreciation for certain consolidated subsidiaries is calculated using the straight-line method.
3) Leased assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term.

(b) Amortization of intangible assets

1) The Company and its consolidated domestic subsidiaries amortize intangible assets using the straight-line method.
2) Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(3) Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

The Company and its consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits

The Company and its consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Prior service cost is amortized on the straight-line method over mainly 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is mainly 15 years, beginning from the following fiscal year.

(Backgrounds for below-mentioned "Return of substitutional portion of Welfare Pension Insurance")

Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own employees' pension fund that meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (referred to as the "substitutional portion" of the government's Welfare Pension Insurance Scheme) to their own employees' pension fund under the government's permission and supervision.

(Return of substitutional portion of Welfare Pension Insurance)

Based on the enforcement of the Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, received the approval from the Minister of Health, Labour and Welfare on November 1, 2004, for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme.

Accordingly, the Company reduced employees' pension and retirement benefit obligations relating to the substitutional portion to the amount that is expected to be transferred back to the government (minimum legal reserve), and the difference was recognized currently in the statement of income. Unrecognized prior service cost and unrecognized actuarial difference, which are relating to the substitutional portion, were recognized currently in the statement of income.

As a result, the Company recognized gain on release from the substitutional portion of the government's welfare pension insurance scheme as special income, in the amount of ¥26,162 million.

(c) Retirement benefits for directors and corporate auditors

Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with policies of the Company and its consolidated subsidiaries.

(d) Reserve for repair and maintenance of vending machines

Kirin Beverage Corporation and its consolidated subsidiaries provide reserve for repair and maintenance of vending machines by estimating the necessary repair and maintenance cost in the future, allocating the costs over a five-year period. The actual expenditure was deducted from the balance of the reserve on the consolidated balance sheets.

(e) Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss to repurchase of land, which was sold to the Organization for promoting Urban Development (the "Organization") in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

(4) Leases

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. Consolidated overseas subsidiaries mainly capitalize finance leases.

(5) Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.
2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:
   (i) If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,
      a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the Consolidated Statements of Income in the period which includes the inception date, and
      b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.
   (ii) If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.
3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.
4) Interest rate swaps that hedge transactions between consolidated companies are stated at fair values and the changes in the fair value are recognized as income or loss for the current fiscal year.

(b) Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and its consolidated subsidiaries and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, Currency swap contracts, etc.	Receivables and payables in foreign currency, Future transactions in foreign currency
Interest rate swap contracts, etc.	Interests on loans receivable and loans payable
Commodity swap contracts, etc.	Commodity price

(c) Hedging policy

The Company and its consolidated subsidiaries use derivative financial instruments only for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices such as aluminum prices.

(d) Assessment of hedging effectiveness

The Company and its consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

(6) Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

5. Valuation of the assets and liabilities of consolidated subsidiaries

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the respective subsidiaries were initially consolidated.

6. Consolidation differences

Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are amortized using the straight-line method over 15 to 20 years. If the amount is small, it is fully recognized as expense when incurred.

7. Appropriation of retained earnings

The appropriation of retained earnings of the Company and the consolidated subsidiaries is based upon the appropriation resolved during the current fiscal year.

8. Cash and cash equivalents

In preparing the Consolidated Statements of Cash Flows, cash on hand, readily available deposits and short-time highly liquid investments with negligible risk of changes in value and maturities of not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

CHANGE IN ACCOUNTING POLICIES

1. Accounting standard for impairment of fixed assets

Effective from the business year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No.6) with early adoption permitted from the business year ended March 31, 2004 or thereafter.
As a result, income before income taxes and minority interests decreased by ¥12,419 million, compared with what would have been reported under the previous accounting policy.
Accumulated loss on impairment is deducted directly from the acquisition costs of the related assets in accordance with the revised disclosure requirements.

CHANGE IN PRESENTATION

(CONSOLIDATED STATEMENTS OF INCOME)

(1) Rent income was separately presented in "Non-operating income" for the year ended December 31, 2004 to conform to the disclosure requirements. Such amount was ¥875 million for the year ended December 31, 2003, which was included in "Other" of "Non-operating income".

(2) Gain on transactions related to gift coupon was included in "Other" of "Non-operating expenses" for the year ended December 31, 2004, which was ¥11 million, because it became immaterial. And, gain on transactions related to gift coupon was included in "Non-operating income" for the year ended December 31, 2003.

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

(1) "Increase (decrease) in reserve for loss on repurchase of land" was included in "Other" of "Cash flows from operating activities" for the year ended December 31, 2004, which was ¥187 million, because it became immaterial. Such amount was separately presented in "Cash flows from operating activities" for the year ended December 31, 2003.

(2) "Increase (decrease) in deposits received" was included in "Other" of "Cash flows from operating activities" for the year ended December 31, 2004, which was ¥2,055 million, because it became immaterial. Such amount was separately presented in "Cash flows from operating activities" for the year ended December 31, 2003.

NOTES TO:

(CONSOLIDATED BALANCE SHEETS)

*1 Accumulated depreciation of Property, Plant and Equipment

(¥ millions)

	At December 31, 2004	At December 31, 2003
Accumulated depreciation	834,248	799,956

*2 Investments in unconsolidated subsidiaries and affiliates

(¥ millions)

	At December 31, 2004	At December 31, 2003
Investments securities (Capital stock)	117,923	118,255
Other of Investments and Other Assets (Other than capital stock)	201	43

*3 Details of collateral

(1) Collateral

(¥ millions)

	At December 31, 2004	At December 31, 2003
Notes and accounts receivable, trade	14,272	320
Marketable securities	—	11
Inventories	—	2,670
Buildings and structures	1,835	2,693
Machinery, equipment and vehicles	1,052	1,673
Land	750	2,750
Other of Property, Plant and Equipment (Tools)	—	24
Other of Intangible assets	101	128
Total	18,012	10,272
Following assets, which are included in the above, are pledged as factory foundation collateral		
Buildings and structures	161	1,199
Land	46	2,174
Total	208	3,373

(2) Secured borrowings

(¥ millions)

	At December 31, 2004	At December 31, 2003
Short-term loans payable	200	1,700
Long-term debt (including current maturities of long-term loans)	13,194	1,816
Postage charge (facility limit)	0	11
Deposits received	3,408	3,408
Total	16,803	6,936
Following borrowings, which are included in the above, are guaranteed by factory foundation collateral		
Short-term loans payable	200	1,700

Note: Factory foundation collateral consists of the Headquarters factory and Matsumoto factory of Nagano Tomato Corporation.

*4 Amount reduced from fixed assets due to government subsidy received

	At December 31, 2004	At December 31, 2003
Buildings and structures	129	2
Machinery, equipment and vehicles	250	250
Total	380	253

5 Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies (¥ millions, Foreign currency: thousand)

	At December 31, 2004	At December 31, 2003
Koiwai Dairy Products Co., Ltd.	—	1,150
The Bacardi Lion Joint Venture	796	—
(in foreign currency)	(AUD 10,000)	
Other	599	999
(Number)	(5)	(3)
(Foreign currencies included in "Other")	11 (AUD 140)	—

(2) Guarantees for employees' housing loan from banks (¥ millions)

	At December 31, 2004	At December 31, 2003
	9,432	10,556

(3) Guarantees for customers (¥ millions, Foreign currency: thousand)

	At December 31, 2004	At December 31, 2003
Southeastern Container, Inc.	1,156	1,189
(in foreign currency)	(USD 11,102)	(USD 11,102)
Other	1,081	1,037
(Number)	(32)	(71)
(Foreign currencies included in "Other")	1,002 (AUD 12,592)	914 (AUD 12,142)
Total contingent liabilities	13,065	14,934
(Arrangements similar to guarantees included in the above)	(388)	(999)

6 Discounted amount of notes receivable

(¥ millions)

	At December 31, 2004	At December 31, 2003
Trade notes discounted	13	—

*7 Number of stock issued

(shares)

	At December 31, 2004	At December 31, 2003
Common stock	984,508,387	984,508,387

*8 Number of treasury stock held by the Company and affiliates accounted for by the equity method

(shares)

	At December 31, 2004	At December 31, 2003
Common stock	18,577,240	18,416,607

9 Revaluation of land

At December 31, 2004	At December 31, 2003
KIRIN BEVERAGE CORPORATION, a consolidated subsidiary, revalued land used for business on December 31, 2001, pursuant to the Law Concerning Land Revaluation (effective March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference equivalent to the interests of the Company, is accounted for as "Land revaluation difference" in shareholders' equity. Revaluation was performed by adjusting the road rating pursuant to Article 2, Paragraph 4 of the Enforcement Ordinance for the Law Concerning Land Revaluation effective March 31, 1998. Where the road rating is not provided, adjustment was made to the valuation of real estate tax prescribed in the Article 2, Paragraph 3 of the Law was used. Date of revaluation December 31, 2001 Difference between the fair value and carrying amount of the revalued land ¥3,657 million (Additional information) Effective from the business year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No.6 on October 31, 2003) . Following the application of the new accounting standard, the Company reviewed the business plan of the above mentioned land. As a result, the Company revised the amount of Land revaluation difference and related deferred tax assets or liability.	KIRIN BEVERAGE CORPORATION, a consolidated subsidiary, revalued land used for business on December 31, 2001, pursuant to the Law Concerning Land Revaluation (effective March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference net of tax, is accounted for as "Land revaluation difference" in shareholders' equity, and tax portion is accounted for as deferred tax asset included in "other" of investments and other assets. Revaluation was performed by adjusting the road rating pursuant to Article 2, Paragraph 4 of the Enforcement Ordinance for the Law Concerning Land Revaluation effective March 31, 1998. Where the road rating is not provided, adjustment was made to the valuation of real estate tax prescribed in the Article 2, Paragraph 3 of the Law was used. Date of revaluation December 31, 2001 Difference between the fair value and carrying amount of the revalued land ¥2,634 million

(CONSOLIDATED STATEMENTS OF INCOME)

*1 Major elements of selling , general and administrative expenses

(¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Sales promotion	158,869	144,237
Freight	50,222	44,456
Advertising	63,177	56,565
Employees' pension and retirement benefit expense	11,260	12,103
Payroll	89,403	89,095
Research and development expenses	28,182	26,347
Depreciation	24,860	25,283

2 Research and development expenses included in selling, general and administrative expenses and cost of sales

(¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Total Research and development expenses	28,201	26,502

*3 Gain on transactions related to gift coupon

(¥ millions)

Year ended December 31, 2004	Year ended December 31, 2003
—	Gain on transactions related to gift coupon includes (a) expenses on issuance and collection of gift coupon, and (b) reversal of deposits received on unused gift certificates for a certain period.

*4 Gain on sale of fixed assets

(¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Land	1,605	401
Other	161	495
Total	1,766	896

*5 Loss on disposal of fixed assets

(¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Buildings and Structures	3,168	1,616
Machinery, Equipment and Vehicles	2,163	1,632
Other	412	498
Total	5,743	3,747

*6 Loss on sale of fixed assets

(¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Buildings and Structures	44	81
Machinery, Equipment and Vehicles	127	238
Land	73	1,418
Other	5	19
Total	251	1,757

*7 Business restructuring expense

Year ended December 31, 2004	Year ended December 31, 2003
Business restructuring expense represents premium on retirement benefits resulting from early retirement at 2 companies of consolidated subsidiaries.	Business restructuring expense include ¥ 7,624 million of premium on retirement benefits resulting from employment transfer or early retirement and loss on partial termination of employees' pension and retirement benefits owing to mass retirement, and others at 2 companies of consolidated subsidiaries.

*8 Loss on devaluation of land

Year ended December 31, 2004	Year ended December 31, 2003
—	Loss on devaluation of land is the expected loss on a sales agreement of land that the Company concluded during the current fiscal year.

*9 Loss on impairment

Year ended December 31, 2004	Year ended December 31, 2003
During the current fiscal year ended December 31, 2004, the Company recognized loss on impairment on following group of assets.	—

Use	Location	Type of assets
Asset for rent	Shibuya-ku, Tokyo and 2 others	Land, Buildings and structures, and other
Idle properties	Shioya-gun, Tochigi and 6 others	Land, Buildings and structures, and other
Assets used for business (Restaurant business)	Minato-ku, Tokyo and 15 others	Buildings and structures, and other
Assets used for business (Operation of commercial facility)	Yokohama, Kanagawa	Buildings and structures, and other

The Company and domestic consolidated subsidiaries classified fixed assets into groups by the type of respective business (alcohol beverages, soft drinks, pharmaceuticals, and others), which are the units making investment decisions.
For fixed assets in the real estate business included in others and the restaurant business, each property or each store is considered to constitute a group. Headquarters and welfare facilities were classified as corporate assets because they do not generate cash flows independent of other assets or group of assets.

Carrying amounts of certain assets for rent in the real estate business and idle properties were devalued to their recoverable amounts, owing to substantial decline in the fair market value and the sluggish rent market. Carrying amounts of certain fixed assets used for business were not recovered by estimated future cash flows, and their carrying amounts were devalued to their recoverable amounts.

As a result, the Company recognized loss on impairment in the amount of ¥12,419 million (land ¥10,059 million, buildings and structures ¥2,087 million and other ¥272 million) as special expenses.

Recoverable amount of each group of assets is the higher amount of net selling price (fair value less costs to sell) or value in use. The Company mainly used appraisal value prepared by real estate appraisers for calculating net selling price, and value in use was calculated by discounting future cash flows at interest rate of 5.0 %.

*10 Loss on devaluation of fixed assets of foreign subsidiaries

Year ended December 31, 2004	Year ended December 31, 2003
Loss on devaluation of fixed assets of foreign subsidiaries represents devaluation of goodwill of wine and beer businesses and property, plant and equipment (Machinery, equipment and vehicles) at a consolidated overseas subsidiary (Lion Nathan Ltd.).	—

*1. Reconciliation of cash

Reconciliation of cash in the Consolidated Balance Sheets and cash and cash equivalents in the Consolidated Statements of Cash Flows is as follows:

(¥ millions)

	At December 31, 2004	At December 31, 2003
Cash	183,501	133,108
Marketable securities	800	493
Fixed term deposits over 3 months	(3,538)	(3,130)
Equity securities and bonds etc. with maturities over 3 months	(800)	(493)
Short-term loans payable (bank overdraft)	(2,706)	—
Cash and cash equivalents	177,257	129,978

*2. Assets and liabilities of the newly consolidated subsidiaries by acquisition

Assets and liabilities of the newly consolidated subsidiaries at the inception of consolidation, the related acquisition cost and net expenditure for acquisition are as follows:

Payments for acquisition

(¥ millions)

	At December 31, 2004	At December 31, 2003
Current assets	718	15,485
Fixed assets	1,058	6,756
Consolidation differences	—	3,502
Current liabilities	(213)	(3,263)
Long-term liabilities	(260)	(3,182)
Minority interests	—	—
Acquisition cost	1,303	19,297
Acquisition cost or investments accounted for by the equity method at beginning of year	—	(7,831)
Acquisition cost during the year	1303	11,466
Payments during the previous year	(78)	—
Accounts payable, trade	(252)	—
Cash and cash equivalents of the acquired companies	(7)	(424)
Payments for acquisition of shares of newly consolidated subsidiaries	963	11,041

Proceeds from acquisition

(¥ millions)

	At December 31, 2004	At December 31, 2003
Current assets	10,552	—
Fixed assets	5,892	—
Consolidation differences	92	—
Current liabilities	(9,194)	—
Long-term iabilities	(2,713)	—
Minority interests	(1,115)	—
Acquisition cost	3,512	—
Acquisition cost or investments accounted for by the equity method at beginning of year	(1,124)	—
Acquisition cost during the year	2,388	—
Subscription of shares allocated to the Company	(2,388)	—
Cash and cash equivalents of the acquired companies	(356)	—
Proceeds from acquisition of shares of newly consolidated subsidiaries	356	—

*3. Assets and liabilities of the companies excluded from the consolidation scope

Assets and liabilities of the companies excluded from the consolidation scope are as follows:

(¥ millions)

	At December 31, 2004	At December 31, 2003
Current assets	3,140	—
Fixed assets	11,335	—
Current liabilities	(3,005)	—
Long-term liabilities	(9,576)	—
Carrying amount of shares sold	1,894	—
Gain on sale of shares	5,553	—
Proceeds from shares sold	7,447	—
Receivable	(8,151)	—
Payables	1,635	—
Cash and cash equivalents of the company excluded from the consolidation scope	(119)	—
Proceeds from sale	810	—

(LEASE TRANSACTIONS)

1. Lessee lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

	At December 31, 2004	At December 31, 2003
Machinery, equipment and vehicles:		
Purchase price equivalents	2,414	2,161
Accumulated depreciation equivalents	1,183	950
Book value equivalents	1,230	1,211
Other property, plant and equipment (tools and equipment):		
Purchase price equivalents	1504	2,681
Accumulated depreciation equivalents	740	1,633
Book value equivalents	764	1,048
Total		
Purchase price equivalents	3,919	4,843
Accumulated depreciation equivalents	1,924	2,583
Book value equivalents	1,994	2,259

(2) Lease commitments (¥ millions)

	At December 31, 2004	At December 31, 2003
Due within one year	731	894
Due over one year	1,293	1,416
Total	2,024	2,311

(3) Lease expenses, depreciation equivalents and interest expense equivalents (¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Lease expenses	1,039	1,160
Depreciation equivalents	815	1,021
Interest expenses equivalents	52	61

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents

Différences between total lease expenses and acquisition costs of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

2.Lessee lease - Operating lease

The Company and its consolidated subsidiaries have lease commitments under non-cancelable operating leases are as follows.

Lease commitments (¥ millions)

	At December 31, 2004	At December 31, 2003
Due within one year	2,118	2,354
Due over one year	5,781	7,417
Total	7,899	9,772

3. Lessor lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price, accumulated depreciation and book value of leased properties (¥ millions)

	At December 31, 2004	At December 31, 2003
Other property, plant and equipment (leased assets)		
Purchase price	13,410	16,243
Accumulated depreciation	8,589	10,250
Book value	4,820	5,992
Other intangible assets (leased assets)		
Purchase price	-	-
Accumulated depreciation	-	-
Book value	730	694
Total		
Purchase price	13,410	16,243
Accumulated depreciation	8,589	10,250
Book value	5,551	6,686

(2) Lease commitments (¥ millions)

	At December 31, 2004	At December 31, 2003
Due within one year	1,747	1,928
Due over one year	3,934	5,087
Total	5,681	7,015

(3) Lease revenue, depreciation and interest income equivalents (¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Lease revenue	2,645	2,843
Depreciation	2,275	2,396
Interest income equivalents	299	355

(4) Allocation of interest income equivalents

Interest income equivalents are allocated using the interest method over the lease terms.

(SECURITIES)

1. Held-to-maturity debt securities with fair market value

(¥ millions)

	At December 31,2004			At December 31,2003		
Securities with fair market value exceeding book value	Book value	Fair market value	Difference	Book value	Fair market value	Difference
Governmental/municipal bonds	1,239	1,248	8	1,159	1,175.	16
Corporate bonds	200	202	2	540	544	4
Other	—	—	—	—	—	—
Sub-total	1,439	1,450	11	1,699	1,720	21
Securities with fair market value not exceeding the book value	Book value	Fair market value	Difference	Book value	Fair market value	Difference
Governmental/municipal bonds	179	178	(0)	299	296	(2)
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	179	178	(0)	299	296	(2)
Total	1,618	1,629	10	1,998	2,017	18

2. Available-for-sale securities with fair market value

(¥ millions)

	At December 31,2004			At December 31,2003		
Securities with book value exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	125,169	215,691	90,522	107,043	161,625	54,581
Bonds						
Governmental/municipal bonds	—	—	—	49	52	2
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	125,169	215,691	90,522	107,093	161,677	54,583
Securities with book value not exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	13,843	11,394	(2,449)	28,908	24,482	(4,425)
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	—	—	—	71	71	—
Sub-total	13,843	11,394	(2,449)	28,979	24,553	(4,425)
Total	139,013	227,086	88,073	136,072	186,230	50,158

3. Total sale of available-for-sale securities

(¥ millions)

	Year ended December 31,2004	Year ended December 31,2003
Amount sold	1,466	408
Total gain on sale	319	77
Total loss on sale	17	316

4. Book value of major securities not measured at fair market value

(¥ millions)

	Year ended December 31,2004	Year ended December 31,2003
Available-for-sale securities		
Unlisted equity securities	26,196	45,205
Other	71	126
Total	26,267	45,332

5. The redemption schedule of available-for-sale securities with maturities and held-to-maturity debt securities

(as of December 31, 2004) (¥millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	799	619	—	—
Corporate bonds	—	200	—	—
Other	—	—	—	—
Other	—	—	—	—
Total	799	819	—	—

(as of December 31, 2003) (¥millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	152	1,358	—	—
Corporate bonds	340	200	—	—
Other	—	—	—	—
Other	—	—	—	—
Total	492	1,558	—	—

6. Impairment loss on investment securities

(Current fiscal year: January 1, 2004 to December 31, 2004)

Impairment loss of ¥ 1,150 million was recognized for available-for-sale securities in the year ended December 31, 2004. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recorded on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recorded on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by a reasonable grounds.

(Prior fiscal year: January1, 2003 to December 31, 2003)

Impairment loss of ¥ 810 million was recognized for available-for-sale securities in the year ended December 31, 2003. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recorded on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recorded on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by a reasonable grounds.

(DERIVATIVE TRANSACTIONS)

For the year ended December 31, 2004

Interest-related transactions

(¥ millions)

Classification	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap Receive floating, pay fixed	3,126	3,126	(17)	(17)
Total		3,126	3,126	(17)	(17)

(i) Fair value of swaps is based on the prices obtained from the financial institutions.

(ii) The derivative stated above hedges transactions among the Company and consolidated subsidiaries, and hedge accounting is not applied.

(iii) Derivative transactions utilized by the Company and consolidated subsidiaries other than above are applied by hedge accounting, and are not included in the above.

For the year ended December 31, 2003

Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by the Company and its consolidated subsidiaries.

(EMPLOYEES' PENSION AND RETIREMENT BENEFITS)

1. Summary of the employees' pension and retirement benefit

(a) The Company and its domestic subsidiaries provide four types of defined benefit plans, which are lump-sum severance payment plan, defined benefit corporate pension plan, employees' pension fund plan and tax-qualified pension plan. Extra payments may be added upon retirement of employees.

(b) Based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, and Kirin Beverage Employees' Pension Fund, established by Kirin Beverage Corporation, a consolidated subsidiary, received approval from the Minister of Health, Labour and Welfare on November 11, 2004 for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme. Concurrently, welfare pension fund plan was changed to defined benefit corporate pension fund plan.

(c) Certain consolidated subsidiaries provide defined contribution plans and/or defined benefits plans.

(d) The Company has established a pension and retirement benefits trust.

2. Liabilities for employees' pension and retirement benefits

The liabilities for employees' pension and retirement benefits included in the liability section of the Consolidated Balance Sheets as of December 31, 2004 and 2003 consisted of the following:

(¥ millions)

	At December 31,2004	At December 31,2003
Projected benefit obligation	(289,956)	(337,991)
Fair value of plan assets	196,348	185,273
Unfunded pension obligation	(93,607)	(152,717)
Unrecognized plan assets (deduction of obligation)	(1,662)	—
Unrecognized actuarial differences	43,923	72,723
Unrecognized prior service costs (deduction from obligation)	(1,721)	(4,774)
Net of employees' pension and retirement benefit obligation	(53,068)	(84,768)
Prepaid pension cost	20,159	2
Employees' pension and retirement benefits	(73,227)	(84,771)

At December 31, 2004	At December 31, 2003
1, Substitutional portion of the Welfare Pension Insurance Scheme is included in the above 2. Several subsidiaries calculated the projected benefit obligations using the simplified method.	1, Substitutional portion of the Welfare Pension Insurance Scheme is included in the above 2. Several subsidiaries calculated the projected benefit obligations using the simplified method.

3. Employees' pension and retirement benefits expenses

Included in the Consolidated Statements of Income for the years ended December 31, 2004 and 2003 were employees' pension and retirement benefits expenses comprised of the following:

(¥ millions)

	Year ended December 31,2004	Year ended December 31,2003
Service cost (Notes1, 2)	8,322	9,913
Interest cost	8,260	8,433
Expected return on plan assets	(4,602)	(5,512)
Amortization of actuarial differences	5,209	5,981
Amortization of prior service cost	(199)	(136)
Employees' pension and retirement benefit expenses	16,990	18,679
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	(26,162)	(2,883)
Total	(9,172)	15,796

Year ended December 31, 2004	Year ended December 31, 2003
1. Employees' contribution to the Employees' Pension Fund and others is excluded. 2. Employees' pension and retirement benefit expenses of subsidiaries using the simplified method are included. 3. In addition to above employees' pension and retirement benefits expenses, ¥ 912 million of premium on employees' retirement benefits was recognized and included in "Business restructuring expense" of Special expenses.	1. Employees' contribution to the Employees' Pension Fund is excluded. 2. Employees' pension and retirement benefit expenses of subsidiaries using the simplified method are included. 3. In addition to above employees' pension and retirement benefits expenses, ¥ 7,624 million of premium on employees' retirement benefits was recognized and included in "Business restructuring expense" of Special Expenses.

4. Basis for calculation of employees' pension and retirement benefits

	Year ended December 31,2004	Year ended December 31,2003
Periodic allocation of anticipated employees' pension and retirement benefits	Allocated equally to each service year	Allocated equally to each service year
Discount rate	Mainly 2.5%	2.5%
Expected rate of return on plan assets	Mainly 2.5%	Mainly 3.5%
Periods over which the prior service cost is amortized	Mainly 15 years	15 years
Periods over which the actuarial differences is amortized	Mainly 15 years	15 years

(DEFERRED INCOME TAXES)

1. Significant components of deferred tax assets and liabilities

(¥,millions)

	At December 31, 2004	At December 31, 2003
Deferred tax assets:		
Employees' pension and retirement benefits	26,492	28,750
Deferred charges	8,805	10,204
Depreciation	7,410	8,052
Loss on impairment of fixed assets	5,054	—
Unrealized gain on fixed assets	4,014	4,041
Other	42,164	39,449
Sub-total	93,941	90,498
Less valuation allowance	(7,623)	(282)
Total deferred tax assets	86,318	90,215
Deferred tax liabilities		
Net unrealized holding gains on securities	(35,850)	(20,414)
Reserve for deferred gains on sale of property	(9,327)	(10,015)
Prepaid pension cost	(8,204)	
Accelerated depreciation of foreign subsidiaries	(3,727)	(4,226)
Other	(4,972)	(4,374)
Total deferred tax liabilities	(62,082)	(39,030)
Net deferred tax assets	24,235	51,184
Deferred tax asset due to revaluation of land	5,126	1,929
Less valuation allowance	(5,126)	—
Total deferred tax asset due to revaluation of land	—	1,929
Deferred tax liability due to revaluation of land	(3,197)	—
Net deferred tax asset (liability) due to revaluation of land	(3,197)	1,929
Current assets – Deferred income taxes	19,919	19,474
Fixed assets – Deferred income taxes	17,970	39,487
Current liabilities - Other	(16)	(55)
Long-term liabilities – Other	(13,638)	(7,720)

2. Significant differences between the statutory tax rate and the effective tax rate

(%)

	At December 31, 2004	At December 31, 2003
Statutory tax rate	42.1	42.1
Permanent difference - expenses	2.7	3.4
Permanent difference - revenues	(2.5)	(0.9)
Per capita inhabitants taxes	0.3	0.4
Amortization of consolidation differences	1.3	3.1
Less valuation allowance	6.5	
Other	(2.0)	2.0
Effective tax rate	48.4	50.1

3. Change in statutory income tax rate

At December 31, 2004	At December 31, 2003
—	According to the Act for Partial Revision of Local Tax Law proclaimed on March 31, 2003, the Company and its consolidated domestic subsidiaries applied the reduced aggregate statutory income tax rate for calculating deferred tax assets and liabilities that are expected to be recovered or settled in the year commencing on January 1, 2005 or later. As a result, deferred tax assets (after deducting deferred tax liabilities) decreased by ¥1,197 million, income taxes (deferred) increased by ¥1,897 million, net unrealized holding gains on securities increased by ¥698 million and minority interests increased by ¥1 million. It also decreased deferred income taxes due to revaluation of land by ¥66 million, land revaluation difference by ¥39 million and minority interests by ¥26 million respectively, compared with what would have been reported using the currently applicable income tax rate.

(SEGMENT INFORMATION)

1. Business segment information

(¥ millions)

	Year ended December 31,2004						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,053,291	372,392	62,702	166,500	1,654,886	—	1,654,886
Inter-segment	2,421	139	—	102,667	105,229	(105,229)	—
Total sales	1,055,713	372,532	62,702	269,168	1,760,115	(105,229)	1,654,886
Operating expenses	985,992	349,780	50,559	261,301	1,647,634	(102,140)	1,545,494
Operating income	69,721	22,751	12,142	7,866	112,481	(3,089)	109,392
2. Assets, depreciation and capital expenditures:							
Assets	868,739	243,781	79,631	277,360	1,469,512	354,277	1,823,790
Depreciation and amortization	41,606	13,999	3,199	14,304	73,109	949	74,059
Loss on Impairment	—	228	—	12,190	12,419	—	12,419
Capital expenditures	25,884	17,587	4,823	14,639	62,934	8,004	70,938

(¥ millions)

	Year ended December 31,2003						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,045,422	359,622	57,540	134,924	1,597,509	—	1,597,509
Inter-segment	2,375	653	—	91,915	94,943	(94,943)	—
Total sales	1,047,797	360,275	57,540	226,839	1,692,453	(94,943)	1,597,509
Operating expenses	979,728	341,818	45,837	220,517	1,587,901	(91,946)	1,495,954
Operating income	68,069	18,457	11,702	6,322	104,551	(2,996)	101,555
2. Assets, depreciation and capital expenditures:							
Assets	896,449	248,428	79,329	237,548	1,461,756	326,111	1,787,867
Depreciation and amortization	43,503	15,399	2,585	12,567	74,056	1,272	75,328
Capital expenditures	23,443	15,259	5,181	22,846	66,730	4,777	71,508

Type and nature of products are considered in classification of business segments. Main products by each segment are as follows;

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*happo-shu*), whiskey, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Other	Engineering, logistics, floriculture, etc.

Unallocable operating expenses included in "Eliminations" mainly consist of costs for new business development and costs for research and development of basic technologies.

Year ended December 31,2004 ¥4,050 million

Year ended December 31,2003 ¥4,040 million

Unallocable assets included in "Eliminations" mainly consist of surplus funds (cash and marketable securities), long- term investments (investment securities and life insurance investments), and assets which belong to administrative department of the Company.

Year ended December 31, 2004 ¥445,102 million

Year ended December 31, 2003 ¥371,807 million

2. Geographical segment information

(¥ millions)

	Year ended December 31,2004					
	Japan	Asia / Oceania	Others	Total	Eliminations	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,442,288	156,814	55,783	1,654,886	—	1,654,886
Inter-segment	2,052	1,222	1,647	4,922	(4,922)	—
Total sales	1,444,340	158,037	57,431	1,659,809	(4,922)	1,654,886
Operating expenses	1,358,675	134,261	53,555	1,546,491	(997)	1,545,494
Operating income	85,665	23,775	3,876	113,317	(3,925)	109,392
2. Assets	1,016,145	302,101	71,301	1,389,548	434,241	1,823,790

(¥ millions)

	Year ended December 31,2003					
	Japan	Asia / Oceania	Others	Total	Eliminations	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,397,805	140,363	59,340	1,597,509	—	1,597,509
Inter-segment	1,977	1,105	1,662	4,744	(4,744)	—
Total sales	1,399,782	141,468	61,003	1,602,254	(4,744)	1,597,509
Operating expenses	1,319,280	121,066	56,513	1,496,861	(906)	1,495,954
Operating income	80,501	20,402	4,489	105,393	(3,838)	101,555
2. Assets	1,048,468	307,973	70,106	1,426,548	361,319	1,787,867

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Amounts and major items included in "Eliminations" are the same as those described in 1. Business segment information.

3. Overseas sales

(¥ millions)

	Year ended December 31,2004		
	Asia/Oceania	Others	Total
Overseas sales	160,999	57,687	218,687
Consolidated sales	—	—	1,654,886
Percentage of overseas sales over consolidated sales	9.7%	3.5%	13.2%

(¥ millions)

	Year ended December 31,2003		
	Asia/Oceania	Others	Total
Overseas sales	143,696	61,187	204,884
Consolidated sales	—	—	1,597,509
Percentage of overseas sales over consolidated sales	9.0%	3.8%	12.8%

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Overseas sales represent sales of the Company and its consolidated subsidiaries to countries and areas outside of Japan.

(PRODUCTION, ORDERS RECEIVED AND SALES)

1. PRODUCTION PERFORMANCE

Production performance for the current fiscal year classified by the type of business segment was as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	1,000,444	1.0
Soft drinks	126,192	1.9
Pharmaceuticals	56,799	(2.8)
Other	56,222	34.8
Total	1,239,660	2.1

(Note) The amounts are calculated based on sales price without consumption taxes.

2. ORDERS RECEIVED

Orders received for the current fiscal year classified by the type of business segment was as follows.
The Company and its subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "Alcohol beverages" and "Soft drinks" segments and inspection machines and others in "Other" segment.

Business segment	Orders received		Backlog	
	Amount (¥ million)	Percentage change (%)	Amount (¥ million)	Percentage change (%)
Alcohol beverages	436	(23.1)	—	—
Soft drinks	1,299	(41.3)	—	—
Pharmaceuticals	—	—	—	—
Other	9,583	8.7	1,277	20.8
Total	11,320	(2.4)	1,277	20.8

(Note) The amounts are calculated based on sales price without consumption taxes.

3. SALES PERFORMANCE

Sales performance for the current fiscal year classified by the type of business segment was as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	1,053,291	0.8
Soft drinks	372,392	3.6
Pharmaceuticals	62,702	9.0
Other	166,500	23.4
Total	1,654,886	3.6

(Note) The consumption taxes are not included in the above amounts.

(Related party transactions)

Disclosure for related party transactions is omitted because there have been no significant transactions with related parties.

(Per share information)

Year ended December 31, 2004	Year ended December 31, 2003
Shareholders' equity per share: ¥888.65	Shareholders' equity per share: ¥831.84
Net income per share (Primary): ¥50.58	Net income per share (Primary): ¥33.27
Net income per share (Diluted) was not presented because there was no potential common stock outstanding.	Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding. Effective from the current fiscal year, the Company and its consolidated subsidiaries adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Accounting StandardsImplementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002). Earnings per share for the year ended March 31, 2002 would have been reported as follows, if this new accounting standard were applied retroactively: Shareholders' equity per share: ¥795.43 Net income per share (Primary): ¥32.99 Net income per share (Diluted): —

Note: The basis for calculation of Net income per share was as follows.

		Year ended December 31, 2004	Year ended December 31, 2003
Net income	(¥ millions)	49,099	32,395
Amounts not attributable to common stock	(¥ millions)	242	251
(Bonuses to directors and corporate auditors by appropriation of unappropriated retained earnings included in the above)		(242)	(251)
Net income attributable to common stock	(¥ millions)	48,856	32,144
Average number of common stock outstanding during the year	(thousand shares)	965,997	966,305
Summary of potential common stock which is not dilutive and is not included in calculation of Net income (Diluted) per share			—

Supplementary Documents

to the

Consolidated Financial Statements

as of, and for the year ended

December 31, 2004

Contents

KIRIN BREWERY COMPANY, LIMITED

February 18, 2005

Consolidated

1.Results of Operations

(¥billions)

	2005 Forecast	2004 Actual	2003 Actual
Sales	1,695.0	1,654.8	1,597.5
Operating Income	111.0	109.3	101.5
Ordinary Income	112.0	106.5	94.6
Net Income	50.0	49.0	32.3

2. Scope of Consolidation and Application of Equity method

	2005 Forecast	2004 Actual	2003 Actual
Consolidated subsidiaries	277	276	309
Unconsolidated subsidiary by equity method	0	0	0
Affiated companies by equity method	16	15	15

3.Sales Details

(¥billions)

	2005 Forecast		2004 Actual		2003 Actual	
Sales volume						
Alcohol beverages	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Beer, *Happo-shu and* New category	3,481	1.8%	3,421	(0.3%)	3,430	(4.6%)
	million cases		million cases		million cases	
Soft drinks	231	5.8%	218	3.4%	211	9.3%
Sales by business segments						
Total sales	1,695.0	2.4%	1,654.8	3.6%	1,597.5	0.9%
Alcohol beverages	1,061.0	0.7%	1,053.2	0.8%	1,045.4	(2.3%)
Beer, *Happo-shu and* New category	932.0	(0.6%)	937.1	0.1%	936.3	(5.2%)
Other alcohol beverages	129.0	11.1%	116.1	6.5%	109.0	33.1%
Soft drinks	398.0	6.9%	372.3	3.6%	359.6	4.9%
Pharmaceuticals	65.5	4.5%	62.7	9.0%	57.5	16.0%
Other business	170.5	2.4%	166.5	23.4%	134.9	11.4%
Agribio	23.4	1.5%	23.0	(3.7%)	23.9	30.6%
Nutrient Food & Feed	38.1	(11.2%)	42.9	17.5%	36.5	37.9%
Other	109.0	8.4%	100.5	35.0%	74.4	(2.5%)

Consolidated

4. Profit Breakdown for the current fiscal year **(Actual)**

(¥ billions)

Item	'04Actual	'03Actual	Difference	Reference
Sales	1,654.8	1,597.5	57.3	
Increase in Operating Income of other subsidiaries			5.9	Lion Nathan 4.1,etc.
Increase in Operating Income of Kirin Beverages			4.9	
Decrease in Operating Income of Parent Company			(3.0)	
Increase in Operating Income	109.3	101.5	7.8	
Increase in equity in earnings of affiliates			7.2	Kinki Coca-Cola Bottling 5.2, Kirin Amgen 2.7,etc.
Decrease in net of Non-operating Income and expenses of other subsidiaries			(0.4)	Lion Nathan (0.5),etc.
Decrease in net of Non-operating Income and expenses of Kirin Beverages			(0.5)	
Decrease in net of Non-operating Income and expenses of Parent Company			(2.2)	
Increase in Ordinary Income	106.5	94.6	11.9	
Increase in net of Special income and expenses and Income taxes of Parent Company			10.8	
Decrease in net of Special income and expenses and Income taxes of Kirin Beverages			(0.2)	
Increase in Minority Interests			(1.0)	
Decrease in net of Special income and expenses and Income taxes of other subsidiaries			(4.8)	Lion Nathan 4.1 Kirin Distillery 1.0 Elimination of investment devaluation in consolidation,net of taxes (5.4) and its tax effect 3.2,etc.
Increase in Net Income	49.0	32.3	16.7	

Consolidated

5. Profit Breakdown for the next fiscal year (Forecast)

(¥ billions)

Item	'05forecast	'04Actual	Difference	Reference
Sales	1,695.0	1,654.8	40.2	
Increase in Operating Income of Parent Company			2.1	
Increase in Operating Income of Kirin Beverages			1.4	
Decrease in Operating Income of other subsidiaries			(1.8)	Lion Nathan (0.8),etc.
Increase in Operating Income	111.0	109.3	1.7	
Increase in equity in earnings of affiliates			2.6	Kinki Coca-Cola Bottling 0.4,etc.
Increase in net of Non-operating income and expenses of Parent Company			1.2	
Increase in net of Non-operating income and expenses of Kirin Beverages			0.5	
Decrease in net of Non-operating income and expenses of other subsidiaries,etc.			(0.5)	Elimination of dividends (0.8) Lion Nathan 0.2,etc.
Increase in Ordinary Income	112.0	106.5	5.5	
Increase in net of Special income and expenses and income taxes of Kirin Beverages			0.3	
Increase in Minority Interests			(0.9)	
Decrease in net of Special income and expenses and Income taxes of other subsidiaries			(1.2)	Elimination of investment devaluation in consolidation,net of taxes (1.6) Lion Nathan 0.3
Decrease in net of Special income and expenses and Income taxes of Parent Company			(2.7)	
Increase in Net Income	50.0	49.0	1.0	

(Note) As for Lion Nathan Ltd. and San Miguel Corporation, the Company used their 2004 results (Actual) in local currency for 2005 Forecast since they do not disclose their forecast.

Consolidated

6. Major Expenses and Others

(¥billions)

	2005 Forecast	2004 Actual	2003 Actual
Sales Promotion	241.0	158.8	144.2
Advertising		63.1	56.5
Research and development expenses	30.0	28.2	26.5
Depreciation	77.0	74.0	75.3
Financial profit, net	(5.5)	(6.1)	(6.0)
Capital Expenditures	86.5	69.0	59.7
Cash Flows	(12.0)	47.3	24.8
Operating activities	108.0	127.9	118.4
Investing activities	(94.0)	(44.2)	(62.8)
Financing activities	(26.0)	(35.9)	(30.0)

Consolidated

7. Reasons for major changes in the Balance Sheet

(¥billions)

	2004 Actual	2003 Actual	Increase (Decrease)	Reference
Cash	183.5	133.1	50.4	Increase at Parent Company, etc.
Land	154.4	165.9	(11.5)	Due to the adoption of the new accounting standard for impairment of fixed assets, etc.
Machinery, Equipment and Vehicles	165.8	182.9	(17.1)	Decrease at Parent Company and Lion Nathan, etc.
Investment securities	372.0	351.3	20.7	Valuation difference by rise in stock prices, etc. (Mainly at Parent Company)
Net unrealized holding gains on securities	52.4	29.8	22.6	
Deferred tax assets(Long-term)	17.9	39.4	(21.5)	
Other of Long-term liabilities *1	40.2	30.5	9.7	
Other of Investments and Other Assets *2	53.4	31.2	22.2	Due to the return of substitutional portion of welfare pension insurance scheme at Parent Company, etc.
Employees' pension and retirement benefits	73.2	84.7	(11.5)	
Accrued expenses	78.6	60.3	18.3	Increase of accrued expenses and decrease of accounts payable relating to Sales Promotion at Kirin Beverage Corporation, etc.
Other of Current liabilities *3	46.1	62.0	(15.9)	
Long-term debt	67.1	93.6	(26.5)	Due to decrease at Lion Nathan, etc

* 1 Mainly increase of "Deferrred tax assets"(Long-term)
* 2 Mainly increase of "Prepaid pension cost"
* 3 Mainly decrease of "Accounts payable"

Consolidated

8. Analysis of Operating Income by Business Segment

Fluctuation between 2004 Actual and 2003 Actual (by business segment) (¥billions)

	Alcohol beverages	Soft drinks	Pharma-ceuticals	Others	Eliminations	Total
Operating Income in 2003(Actual)	68.0	18.4	11.7	6.3	(2.9)	101.5
Increase (Decrease) in Gross Profit	8.7	15.5	2.9	11.4	(2.2)	36.3
Increase (Decrease) in Selling, general, and administrative expenses	(7.0)	(11.2)	(2.5)	(9.9)	2.1	(28.5)
Increase (Decrease) in Operating Income	1.7	4.3	0.4	1.5	(0.1)	7.8
Operating Income in 2004(Actual)	69.7	22.7	12.1	7.8	(3.0)	109.3

Fluctuation between 2005 Forecast and 2004 Actual (by business segment) (¥billions)

	Alcohol beverages	Soft drinks	Pharma-ceuticals	Others	Eliminations	Total
Operating Income in 2004 (Actual)	69.7	22.7	12.1	7.8	(3.0)	109.3
Increase (Decrease) in Gross Profit	13.8	10.8	5.1	(1.2)	-	28.5
Increase (Decrease) in Selling, general, and administrative expenses	(11.5)	(9.4)	(5.1)	(1.9)	1.1	(26.8)
Increase (Decrease) in Operating Income	2.3	1.4	0	(3.1)	1.1	1.7
Operating Income in 2005 (Forecast)	72.0	24.1	12.1	4.7	(1.9)	111.0

Consolidated

9. Results of Operations by Major Companies

2005 Forecast (¥billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	968.0	55.0	70.0	41.0	41.0
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	412.0	21.0	20.0	10.8	6.4
Lion Nathan Ltd.	141.7	※30.8	※23.7	12.3	5.6
Consolidation adjustment of Intagible assets		(5.6)	(5.6)	(5.6)	(2.5)
Amortization of consolidation differences		(2.5)	(2.5)	(2.5)	(2.5)
Kirin Logistics Co., Ltd.	90.0	2.9	2.8	1.9	1.9
Kirin Engineering Co., Ltd.	45.6	0.9	0.9	0.5	0.5
(Major Affiliates)					
Kinki Coca-Cola Bottling Co., Ltd.	187.9	8.4	8.3	4.7	*1.9
Yonekyu Corporation	108.1	3.4	3.4	1.8	*0.3
San Miguel Corporation	314.4	31.4	25.7	14.4	*2.8
Equity in earnings of affiliates in total of above 3 companies (*Total)			5.1	5.1	5.1
Amortization of consolidation difference equivalents of San Miguel Corporation			(2.1)	(2.1)	(2.1)
Others (including adjustments in consolidation)	37.6	8.5	(0.3)	(11.4)	(3.3)
Consolidated amount	1,695.0	111.0	112.0	50.0	50.0

(Note) As for Lion Nathan Ltd. and San Miguel Corporation, the Company used their 2004 results (Actual) in local currency for 2005 Forecash since they do not disclose their forecast. (No adjustment was made except for exchange rate.)

2004 Actual (¥billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	956.9	52.9	66.7	40.4	40.4
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	387.2	19.6	18.1	8.6	5.1
Lion Nathan Ltd.	145.4	※31.6	※24.3	12.6	5.8
Consolidation adjustment of Intagible assets		(5.7)	(5.7)	(5.7)	(2.6)
Amortization of consolidation differences		(2.5)	(2.5)	(2.5)	(2.5)
Kirin Logistics Co., Ltd.	82.6	3.2	3.1	1.6	1.6
Kirin Engineering Co., Ltd.	32.3	1.3	1.3	0.8	0.8
(Major Affiliates)					
Kinki Coca-Cola Bottling Co., Ltd.	193.0	7.9	7.8	3.6	*1.5
Yonekyu Corporation	102.7	3.1	3.0	1.6	*0.3
San Miguel Corporation	337.1	33.7	27.6	15.4	*2.3
Equity in earnings of affiliates in total of above 3 companies (*Total)			4.2	4.2	4.2
Amortization of consolidation difference equivalents of San Miguel Corporation			(1.7)	(1.7)	(1.7)
Others (including adjustments in consolidation)	50.2	8.9	(1.3)	(9.2)	(2.0)
Consolidated amount	1,654.8	109.3	106.5	49.0	49.0

※As for 2004 Actual information, the Company reclassified certain amount included in operating income into special expenses in the consolidated statements of income, which was shown above.

2003 Actual (¥billions)

	Sales	Operating Income	Ordinary Income	Net Income	(Consolidated) Net Income
Kirin Brewery Company, Limited	961.8	55.9	71.9	34.8	34.8
(Major Consolidated Subsidiaries)					
Kirin Beverage Corporation	347.6	14.7	13.7	4.4	2.5
Lion Nathan Ltd.	129.7	27.5	20.7	13.1	6.0
Consolidation adjustment of Intagible assets		(5.1)	(5.1)	(5.1)	(2.3)
Amortization of consolidation differences		(2.5)	(2.5)	(2.5)	(2.5)
Kirin Logistics Co., Ltd.	79.4	3.2	2.0	1.3	1.3
Kirin Engineering Co., Ltd.	24.1	1.2	1.2	0.7	0.7
(Major Affiliates)					
Kinki Coca-Cola Bottling Co., Ltd.	182.8	5.9	5.3	(8.9)	*(3.7)
Yonekyu Corporation	95.4	2.8	3.0	1.4	*0.2
San Miguel Corporation	316.4	30.5	26.9	15.7	*2.3
Equity in earnings of affiliates in total of above 3 companies (*Total)			(1.0)	(1.0)	(1.0)
Amortization of consolidation difference equivalents of San Miguel Corporation			(1.7)	(1.7)	(1.7)
Others (including adjustments in consolidation)	54.6	6.5	(4.5)	(11.6)	(5.4)
Consolidated amount	1,597.5	101.5	94.6	32.3	32.3

Exchange rate for overseas companies	2005 Forecast	2004 Actual	2003 Actual
Lion Nathan Ltd. (Australian $)	¥77.00	¥78.99	¥73.19
San Miguel Corporation (Philippine Peso)	¥1.80	¥1.93	¥2.13

KIRIN BREWERY COMPANY, LIMITED

February 18, 2005

SUMMARY OF NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2004

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Interim dividend plan:	Yes
Minimum numbers of shares to have voting rights:	1,000 shares
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, Executive Officer, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the annual operation results: February 18, 2005

Date of regular shareholders' meeting: March 30, 2005

1. Business results and financial positions for the current fiscal year (January 1, 2004 - December 31, 2004)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
Year ended December 31, 2004	956,969	(0.5)	52,945	(5.3)	66,797	(7.1)
Year ended December 31, 2003	961,830	(3.8)	55,911	27.0	71,935	33.6

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2004	40,485	16.0	41.76	—	5.4	4.9	7.0
Year ended December 31, 2003	34,888	32.3	35.96	—	5.0	5.5	7.5

Notes : ①Average number of shares of common stock outstanding during the year:

December 31, 2004	966,180,251 shares
December 31, 2003	966,511,272 shares

②Change in accounting policies: Yes

③Percentage change means the ratio of increase or decrease in each item of business results for the year ended December 31, 2004 to those for the year ended December 31,2003.

(2) Dividends:

	Dividend per share for the year (¥)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend paid for the year (¥ millions)	Dividend pay-out ratio (%)	Ratio of dividends to shareholders' equity (%)
Year ended December 31, 2004	13.50	6.50	7.00	13,042	32.3	1.7
Year ended December 31, 2003	12.00	6.00	6.00	11,597	33.4	1.6

(3) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
December 31, 2004	1,417,778	776,356	54.8	803.60
December 31, 2003	1,330,444	726,030	54.6	751.21

Note: ①Number of shares of common stock issued and outstanding:

December 31, 2004 965,931,406 shares

December 31, 2003 966,297,979 shares

②Number of treasury stock held:

December 31, 2004 18,576,981 shares

December 31, 2003 18,210,408 shares

2. Forecast of business results for the next fiscal year (January 1, 2005 - December 31, 2005)

	Sales (¥ millions)	Ordinary Income (¥ millions)	Net income (¥ millions)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend per share for the year (¥)
6 months ending June 30, 2005	435,000	27,000	15,000	7.00	—	—
Year ending December 31, 2005	968,000	70,000	41,000	—	7.00	14.00

(Reference) Forecasted net income per share (Year ending December 31, 2005) ¥42.31

Forecasted operating income (6 months ending June 30, 2005) ¥15,000 million

Forecasted operating income (Year ending December 31, 2005) ¥55,000 million

(Note) Please refer to page 13 for the assumptions and other matters related to the above forecast.

NON-CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At December 31, 2004 Amount	At December 31, 2004 Percentage over total assets	At December 31, 2003 Amount	At December 31, 2003 Percentage over total assets	Increase (Decrease) Amount
Current Assets						
Cash		158,611		79,798		78,813
Notes receivable, trade		931		832		99
Accounts receivable, trade		187,002		184,046		2,956
Marketable securities	(*2)	-		52		(52)
Merchandise		4,584		4,418		166
Finished goods		6,665		7,691		(1,026)
Semi-finished goods		6,992		8,167		(1,175)
Raw materials		9,099		12,402		(3,303)
Containers		2,351		2,753		(402)
Supplies		214		443		(229)
Advances		284		324		(40)
Other accounts receivable		15,020		17,922		(2,902)
Deferred tax assets		12,970		11,983		987
Other		15,795		5,918		9,877
Allowance for doubtful accounts		(3,539)		(4,174)		635
Total Current Assets		416,985	29.4	332,581	25.0	84,404
Fixed Assets						
Property, Plant and Equipment	(*1)					
Buildings	(*2,3)	121,610		113,410		8,200
Structures	(*3)	17,812		17,142		670
Machinery and Equipment	(*3)	107,712		117,322		(9,610)
Vehicles		310		314		(4)
Tools		9,633		9,778		(145)
Land	(*2)	99,618		111,114		(11,496)
Construction in progress		17,160		23,664		(6,504)
Total		373,857	26.4	392,746	29.5	(18,889)
Intangible Assets						
Leasehold rights		467		661		(194)
Trademarks		267		360		(93)
Utility rights		4,248		4,799		(551)
Total		4,983	0.3	5,820	0.4	(837)
Investments and Other Assets						
Investment securities		251,236		229,483		21,753
Investments in subsidiaries and affiliates (capital stock)		262,163		263,669		(1,506)
Other investments		241		275		(34)
Investments in equity of subsidiaries and affiliates (other than capital stock)		11,907		8,184		3,723
Long-term loans		612		2,116		(1,504)
Long-term loans to employees		4		3		1
Long-term loans to affiliates		18,166		13,033		5,133
Receivables from debtors in bankruptcy or reorganization proceedings		4,040		3,475		565
Life insurance investments		36,447		36,126		321
Deposits paid		12,015		13,849		(1,834)
Real estate in trust		3,361		3,535		(174)
Prepaid pension cost		20,143		-		20,143
Deferred tax assets		-		25,345		(25,345)
Other		6,186		3,912		2,274
Allowance for doubtful accounts		(4,575)		(3,715)		(860)
Total		621,952	43.9	599,295	45.1	22,657
Total Fixed Assets		1,000,793	70.6	997,863	75.0	2,930
TOTAL ASSETS		1,417,778	100.0	1,330,444	100.0	87,334

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	(Note)	At December 31, 2004 Amount	Percentage over total assets	At December 31, 2003 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Liabilities						
Notes payable, trade		780		6,227		(5,447)
Accounts payable, trade		28,973		29,991		(1,018)
Short-term loans payable		9,800		14,500		(4,700)
Short-term loans payable to subsidiaries and affiliates		64,583		-		64,583
Liquor taxes payable		112,058		113,252		(1,194)
Other accounts payable		18,064		16,461		1,603
Consumption taxes payable		9,212		10,024		(812)
Income taxes payable		6,541		14,093		(7,552)
Accrued expenses		37,292		37,418		(126)
Deposits received		48,858		55,746		(6,888)
Deposits received for containers		1,309		1,350		(41)
Other		5,375		4,986		389
Total Current Liabilities		342,851	24.1	304,053	22.8	38,798
Long-term Liabilities						
Bonds		110,000		110,000		-
Long-term debt		20,000		27,000		(7,000)
Long-term debt from subsidiaries and affiliates		6,055		-		6,055
Deferred tax liabilities		6,350		-		6,350
Employees' pension and retirement benefits		62,199		73,511		(11,312)
Retirement benefits for directors and corporate auditors		580		1,056		(476)
Reserve for loss on repurchase of land		5,157		4,969		188
Deposits received	(*2)	63,270		62,388		882
Other		24,957		21,433		3,524
Total Long-term Liabilities		298,570	21.1	300,359	22.6	(1,789)
TOTAL LIABILITIES		641,422	45.2	604,413	45.4	37,009
Common stock	(*4)	102,045	7.2	102,045	7.7	-
Capital surplus						
Additional paid-in capital		70,868		70,868		-
Other capital surplus						
Surplus from sale of treasury stock		116		-		116
Total Capital surplus		70,984	5.0	70,868	5.3	116
Retained earnings						
Legal earnings reserve		25,511		25,511		-
Voluntary reserve						
Reserve for special depreciation		403		196		207
Reserve for deferred gain on sale of property		13,927		13,927		-
Reserve for dividends		6,450		6,450		-
General reserve		444,367		421,367		23,000
Unappropriated retained earnings		75,188		70,119		5,069
Total Retained earnings		565,849	39.9	537,573	40.4	28,276
Net unrealized holding gains on securities		51,932	3.7	29,528	2.2	22,404
Treasury stock	(*5)	(14,455)	(1.0)	(13,985)	(1.0)	(470)
TOTAL SHAREHOLDERS' EQUITY		776,356	54.8	726,030	54.6	50,326
TOTAL LIABILTIES AND SHAREHOLDERS' EQUITY		1,417,778	100.0	1,330,444	100.0	87,334

NON-CONSOLIDATED STATEMENTS OF INCOME (¥ millions)

	(Note)	Year ended December 31, 2004 Amount	Percentage over sales	Year ended December 31, 2003 Amount	Percentage over sales	Increase (Decrease) Amount
Sales		956,969	100.0	961,830	100.0	(4,861)
Cost of sales		662,179	69.2	671,407	69.8	(9,228)
Gross profit		294,789	30.8	290,423	30.2	4,366
Selling, general and administrative expenses	(*1,2)	241,844	25.3	234,511	24.4	7,333
Operating income		52,945	5.5	55,911	5.8	(2,966)
Non-operating income						
Interest income		677		600		77
Security interest		3		8		(5)
Dividend income		13,807		12,969		838
Rent income		3,341		2,859		482
Gain on transactions related to gift coupon	(*3)	-		2,315		(2,315)
Other		1,901		2,118		(217)
Total		19,731	2.1	20,872	2.2	(1,141)
Non-operating expenses						
Interest expense		1,315		1,181		134
Interest on bonds		866		863		3
Loss on disposal of finished goods		868		1,019		(151)
Foreign currency exchange loss		-		532		(532)
Doubtful accounts expense		522		-		522
Expense of reserve for loss on repurchase of land		187		-		187
Other		2,118		1,251		867
Total		5,879	0.6	4,849	0.5	1,030
Ordinary income		66,797	7.0	71,935	7.5	(5,138)
Special income						
Gain on sale of fixed assets	(*4)	1,264		405		859
Reversal of allowance for doubtful accounts		241		405		(164)
Gain on sale of investment securities		296		18		278
Gain on release from the substitutional portion of the government's welfare pension insurance scheme		26,162		-		26,162
Total		27,965	2.9	829	0.1	27,136
Special expenses						
Loss on disposal of fixed assets	(*5)	4,443		3,117		1,326
Loss on sale of fixed assets	(*6)	16		1,509		(1,493)
Loss on impairment	(*9)	10,338		-		10,338
Loss on devaluation of investment securities		1,144		798		346
Loss on sale of investment securities		17		316		(299)
Loss on devaluation of investments in subsidiaries and affiliates		1,553		6,967		(5,414)
Doubtful accounts expense on receivables from subsidiaries and affiliates		830		-		830
Expense of reserve for loss on repurchase of land		-		4,969		(4,969)
Loss on devaluation of land	(*7)	-		650		(650)
Total		18,345	1.9	18,328	1.9	17
Income before income taxes		76,417	8.0	54,436	5.7	21,981
Income taxes—current		20,600		21,500		(900)
Income taxes—deferred		15,332	3.8	(1,951)	2.0	17,283
Net income		40,485	4.2	34,888	3.6	5,597
Retained earnings brought forward from the prior fiscal year		40,983		41,030		(47)
Dividends (interim)		6,280		5,799		481
Unappropriated retained earnings		75,188		70,119		5,069

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(¥ millions)

	Year ended December 31, 2004 Amount	Year ended December 31, 2003 Amount
Unappropriated retained earnings	75,188	70,119
Transfer from reserve for special depreciation	113	53
Transfer from reserve for deferred gain on sale of property	898	308
Total	76,200	70,480
Appropriations:		
Cash dividends	6,761	5,797
Bonuses to directors and corporate auditors	128	130
(Corporate auditors' portion included in the above)	(11)	(11)
Transfer to voluntary earned surplus		
Transfer to reserve for special depreciation	402	260
Transfer to reserve for deferred gain on sale of property	-	307
Transfer to general reserve	26,000	23,000
Unappropriated retained earnings to be carried forward to the next fiscal year	42,907	40,983

Note 1: Interim dividends of ¥ 6,280,685,353(¥6.5 per share) was paid on September 13, 2004.

Note 2: Transfer from/to "Reserve for special depreciation" and transfer from "Reserve for deferred gain on sale of property" are pursuant to the *Special Taxation Measures* Law of Japan.

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities

(a) Equity securities issued by subsidiaries and affiliates are stated at cost determined by the moving-average method.
(b) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
(c) Available-for-sale securities without fair market value are stated at the moving-average cost.

2. Derivative financial instruments

Derivative financial instruments are stated at fair value.

3. Valuation of inventories

(a) Merchandise, finished goods and semi-finished goods are stated at cost determined by the periodic average method.
(b) Raw materials, containers and supplies are stated at cost determined by the moving-average method.

4. Depreciation and amortization of fixed assets

(a) Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
(b) Amortization of intangible assets is calculated using the straight–line method.
(c) Depreciation or amortization is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.

5. Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

The Company provides allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits

The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the current fiscal year. Prior service cost is amortized on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period , which is 15 years, beginning from the following fiscal year.

(Backgrounds for below-mentioned "Return of substitutional portion of Welfare Pension Insurance")

Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own employees' pension fund that meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (referred to as the "substitutional portion" of the government's Welfare Pension Insurance Scheme) to their own employees' pension fund under the government's permission and supervision.

(Return of substitutional portion of Welfare Pension Insurance)

Based on the enforcement of the Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, received the approval from the Minister of Health, Labour and Welfare on November 1, 2004, for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme.

Accordingly, the Company reduced employees' pension and retirement benefit obligations relating to the substitutional portion to the amount that is expected to be transferred back to the government (minimum legal reserve), and the difference was recognized currently in the statement of income. Unrecognized prior service cost and unrecognized actuarial difference, which are relating to the substitutional portion, were recognized currently in the statement of income.

As a result, the Company recognized gain on release from the substitutional portion of the government's welfare pension insurance scheme as special income, in the amount of ¥26,162 million.

(c) Retirement benefits for directors and corporate auditors

Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date, calculated in accordance with policies of the Company.

(d) Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss to repurchase of land, which was sold to the Organization for promoting Urban Development (the "Organization") in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

6. Leases

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

7. Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.

2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

(i) If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,

a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the Statements of Income in the period which includes the inception date, and

b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

(ii) If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(b) Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, etc	Receivables and payables in foreign currency, Future transactions in foreign currency
Interest rate swap contracts, etc	Interests on loans receivable and loans payable

(c) Hedging policy

The Company uses derivative financial instruments only for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, and (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable.

(d) Assessment of hedging effectiveness

The Company evaluates the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

8. Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

CHANGE IN ACCOUNTING POLICIES

1. Accounting standard for impairment of fixed assets

Effective from the business year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No.6) with early adoption permitted from the business year ended March 31, 2004 or thereafter.
As a result, income before income taxes decreased by ¥10,338 million, compared with what would have been reported under the previous accounting policy.
Accumulated loss on impairment is deducted directly from the acquisition costs of the related assets in accordance with the revised disclosure requirements.

CHANGE IN PRESENTATION

(NON-CONSOLIDATED BALANCE SHEETS)

Short-term loans payable to subsidiaries and affiliates were separately presented in "Short-term loans payable to subsidiaries and affiliates" of "Current Liabilities" for the year ended December 31, 2004. Such amount was ¥10,000 million, which was included in "Short-term loans payable" of "Current Liabilities" for the prior fiscal year.

(NON-CONSOLIDATED STATEMENTS OF INCOME)

(a)" Loss on transactions related to gift coupon" was included in "Other" of "Non-operating expenses" for the year ended December 31, 2004, which was ¥11 million, because it became immaterial. And, gain on transactions related to gift coupon was included in "Non-operating income" for the year ended December 31, 2003.

(b) "Foreign currency exchange loss" was included in "Other" of "Non-operating expenses" for the year ended December 31, 2004, which was ¥338 million, because it became immaterial.

NOTES TO:

(NON-CONSOLIDATED BALANCE SHEETS)

*1 Accumulated depreciation of Property, Plant and Equipment

(¥ millions)

	At December 31, 2004	At December 31, 2003
Accumulated depreciation	565,644	547,163

*2 Details of collateral

(1) Collateral

(¥ millions)

	At December 31, 2004	At December 31, 2003
Marketable securities	—	11
Buildings	884	954
Land	439	439

(2) Secured borrowing

(¥ millions)

	At December 31, 2004	At December 31, 2003
Postage charge (facility limit)	—	11
Deposits received	2,296	2,296

*3 Amount reduced from fixed assets due to government subsidy received

(¥ millions)

	At December 31, 2004	At December 31, 2003
Buildings	0	0
Structures	35	1
Machinery and Equipment	250	250
Total	286	252

*4 Shares authorized and issued

(shares)

		At December 31, 2004	At December 31, 2003
Number of stock authorized	Common stock	1,732,026,000	1,732,026,000
Number of stock issued	Common stock	984,508,387	984,508,387

*5 Number of treasury stock held

(shares)

	At December 31, 2004	At December 31, 2003
Common stock	18,576,981	18,210,408

6 Receivables from and payables to subsidiaries and affiliates

(¥ millions)

	At December 31, 2004	At December 31, 2003
Accounts receivable, trade, Other accounts receivable, Current Assets "Other" and other	18,436	
Accounts payable, trade, Short-term loans payable, Other accounts payable, Accrued expenses and other		28,168
Accounts payable, trade, Other accounts payable, Accrued expenses and other	21,460	

7 Contingent liabilities

(1) Guarantees for subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

	At December 31, 2004	At December 31, 2003
Kirin Lease Co., Ltd.	—	6,122
Kirin International Trading Co., Ltd.	—	2,050
Marinenet Co., Ltd.	—	1,336
Kirin Agribio EC B.V.	600	566
	(Euro 4,238)	(Euro 4,238)
Other	2,060	3,852
(Number)	(10)	(12)
Foreign currencies included in "Other"	1,388	1,940
	USD 8,583	USD 10,434
	NTD 100,400	NTD 168,930
	Euro 1,200	Euro 2,176

(2) Guarantees for employee's housing loan from banks (¥ millions)

	At December 31, 2004	At December 31, 2003
	9,431	10,553

(3) Guarantees for customers (¥ millions)

	At December 31, 2004	At December 31, 2003
Marinenet Co., Ltd.	1,181	—
Other	79	123
(Number)	(1)	(2)
Total contingent liabilities	13,352	24,604
(Arrangements similar to guarantees included in the above)	(558)	(2,369)

8 Restriction on dividend distribution

At December 31, 2004	At December 31, 2003
Net assets increased by ¥51,932 million resulted from revaluating assets at fair market value as stipulated in Article 124, item 3 of the Enforcement Regulations of the Commercial Code of Japan, which is restricted for dividend distribution.	Net assets increased by ¥29,528 million resulted from revaluating assets at fair market value as stipulated in Article 124, item 3 of the Enforcement Regulations of the Commercial Code of Japan, which is restricted for dividend distribution.

(NON-CONSOLIDATED STATEMENTS OF INCOME)

*1 Major elements of selling, general and administrative expenses

(¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Sales promotion	57,438	52,881
Freight	21,095	21,567
Advertising	35,188	30,027
Payroll	37,054	38,127
Employees' pension and retirement benefit expense	8,519	9,149
Expense for retirement benefits for directors and corporate auditors	142	172
Welfare	8,826	9,220
Depreciation	2,574	2,800
Research and development	26,265	24,682
Doubtful accounts expense	897	1,073
Percentage of selling expenses over selling, general and administrative expenses	Approx. 69%	Approx. 69%

*2 Research and development expense included in selling, general and administrative expenses

(¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Total research and development expense	26,265	24,682

*3 Gain on transactions related to gift coupon

(¥ millions)

Year ended December 31, 2004	Year ended December 31, 2003
–	Gain on transactions related to gift coupon includes (a) expenses on issuance and collection of gift coupon, and (b) reversal of deposits received on unused gift certificates for a certain period.

*4 Gain on sale of fixed assets

(¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Land	1,225	382
Other	39	23
Total	1,264	405

*5 Loss on disposal of fixed assets

(¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Buildings	2,416	981
Machinery and Equipment	1,258	1,342
Other	768	793
Total	4,443	3,117

*6 Loss on sale of fixed assets

(¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Land	11	1,418
Other	5	91
Total	16	1,509

*7 Loss on devaluation of land

(¥ millions)

Year ended December 31, 2004	Year ended December 31, 2003
–	Loss on devaluation of land is the estimated loss on a sales agreement of land that the Company concluded during the current fiscal year.

8 Transactions related to subsidiaries and affiliates

(¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Dividends received	10,521	10,165
Interest income, rent income and other	1,518	1,632
Non-operating expenses "Other" and other	769	

*9 Loss on impairment

Year ended December 31, 2004	Year ended December 31, 2003
During the current fiscal year ended December 31, 2004, the Company recognized impairment loss on following group of assets.	—

Use	Location	Type of assets
Asset for rent	Shibuya-ku, Tokyo	Land, Buildings
Asset for rent	Sumida-ku, Tokyo	Land, Buildings, Other
Asset for rent	Yokohama, Kanagawa	Land
Idle property (Old site of service railway track)	Shioya-gun, Tochigi	Land
Idle property (Old site of field of arley)	Amagi, Fukuoka	Land

The Company and domestic consolidated subsidiaries classified fixed assets into groups by the type of respective business (alcohol beverages, soft drinks, pharmaceuticals, and others), which are the units making investment decisions.
For fixed assets in the real estate business included in others and the restaurant business, each property or each store is considered to constitute a group. Headquarters and welfare facilities were classified as corporate assets because they do not generate cash flows independent of other assets or group of assets.

Carrying amounts of certain assets for rent in the real estate business and idle properties were devalued to their recoverable amounts, owing to substantial decline in the fair market value and the sluggish rent market. Carrying amounts of certain fixed assets used for business were not recovered by estimated future cash flows, and their carrying amounts were devalued to their recoverable amounts.

As a result, the Company recognized loss on impairment in the amount of ¥10,338million(land ¥9,911 million, buildings ¥233 million and others ¥193 million) as special expenses.

Recoverable amount of each group of assets is the higher amount of net selling price (fair value less costs to sell) or value in use. The Company mainly used appraisal value prepared by real estate appraisers for calculating net selling price, and value in use was calculated by discounting future cash flows at interest rate of 5.0 %.

1. Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

	At December 31, 2004	At December 31, 2003
Machinery and Equipment		
Purchase price equivalents	152	155
Accumulated depreciation equivalents	88	75
Book value equivalents	64	80
Vehicles		
Purchase price equivalents	14	14
Accumulated depreciation equivalents	11	10
Book value equivalents	2	4
Tools		
Purchase price equivalents	5,316	6,493
Accumulated depreciation equivalents	3,813	3,769
Book value equivalents	1,503	2,723
Total		
Purchase price equivalents	5,483	6,663
Accumulated depreciation equivalents	3,913	3,855
Book value equivalents	1,569	2,808

(2) Lease commitments (¥ millions)

	At December 31, 2004	At December 31, 2003
Due within one year	1,027	1,369
Due over one year	620	1,546
Total	1,648	2,915

(3) Lease expenses, depreciation equivalents and interest expenses equivalents (¥ millions)

	Year ended December 31, 2004	Year ended December 31, 2003
Lease expenses	1,468	1,703
Depreciation equivalents	1,353	1,577
Interest expenses equivalents	86	136

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expenses equivalents

Differences between total lease expenses and acquisition costs of the leased properties comprise interest expenses equivalents and insurance, maintenance and certain other operating costs. Interest expenses equivalents are allocated using the interest method over the lease terms.

2. Operating lease

Lease commitments (¥ millions)

	At December 31, 2004	At December 31, 2003
Due within one year	137	148
Due over one year	175	328
Total	313	477

(Securities)
Investments in subsidiaries and affiliates with fair market value.

At December 31,2004

(¥ millions)

	Book value	Market value	Difference
Investments in subsidiaries	101,766	248,889	147,122
Investments in affiliates	86,075	93,159	7,083

At December 31,2003

(¥ millions)

	Book value	Market value	Difference
Investments in subsidiaries	101,766	181,889	80,122
Investments in affiliates	86,075	80,565	(5,509)

(Deferred income taxes)

1. Significant components of deferred tax assets and liabilities

(¥ millions)

	At December 31, 2004	At December 31, 2003
Deferred tax assets		
Employees' pension and retirement benefits	22,855	25,381
Deferred charges	7,799	8,821
Depreciation	5,362	5,833
Other	32,288	27,436
Sub total	68,305	67,472
Valuation allowance	(8,426)	—
Total deferred tax assets	59,878	67,472
Deferred tax liabilities		
Unrealized holding gains on securities	(35,643)	(20,266)
Reserve for deferred gain on sale of property	(8,942)	(9,595)
Prepaid pension expenses	(8,198)	—
Other	(474)	(281)
Total deferred tax liabilities	(53,258)	(30,144)
Net deferred tax assets	6,619	37,328

2. Significant differences between the statutory tax rate and the effective tax rate

At December 31, 2004		At December 31, 2003	
Statutory tax rate	42.1%	Statutory tax rate	42.1%
Permanent difference-expenses	2.4	Permanent difference-expenses	2.5
Permanent difference-revenues	(5.2)	Permanent difference-revenues	(3.1)
Tax deduction for research expenses	(2.3)	Tax deduction for research expenses	(2.3)
Valuation allowance	11.0	Other	(3.3)
Other	(1.0)	Effective tax rate	35.9%
Effective tax rate	47.0%		

3. Change in statutory income tax rate

At December 31, 2004	At December 31, 2003
—	According to the Act for Partial Revision of Local Tax Law proclaimed on March 31, 2003, the Company applied the reduced aggregate statutory income tax rate for calculating deferred tax assets and liabilities that are expected to be recovered or settled in the year commencing on January 1, 2005 or later. As a result, deferred tax assets (after deducting deferred tax liabilities) decreased by ¥1,030 million, income taxes (deferred) increased by ¥1,727 million, and net unrealized holding gains on securities increased by ¥697 million, compared with what would have been reported using the currently applicable income tax rate.

(Per share information)

Year ended December 31, 2004		Year ended December 31, 2003	
Net assets per share:	¥803.60	Net assets per share:	¥751.21
Net income per share (Primary):	¥41.76	Net income per share (Primary):	¥35.96
Net income per share (diluted) was not presented because there was no dilutive potential common stock outstanding.		Net income per share (diluted) was not presented because there was no dilutive potential common stock outstanding. Effective from the current fiscal year, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002). Earnings per share for the year ended March 31, 2002 would have been reported as follows, if this new accounting standard were applied retroactively: Net assets per share: ¥ 703.02 Net income per share (Primary): ¥ 26.81	

Note: The basis for calculation of Net income per share was as follows.

		Year ended December 31, 2004	Year ended December 31, 2003
Net income	(¥ millions)	40,485	34,888
Amounts not attributable to common stock	(¥ millions)	128	130
(Bonuses to directors and corporate auditors by appropriation of unappropriated retained earnings included in the above)		(128)	(130)
Net income attributable to common stock	(¥ millions)	40,356	34,757
Average number of common stock outstanding during the year	(thousand shares)	966,180	966,511

Supplementary Documents

to the

Non-consolidated Financial Statements

as of, and for the year ended

December 31, 2004

Contents

KIRIN BREWERY COMPANY, LIMITED

February 18, 2005

Non-consolidated

1.Results of Operations

(¥ billions)

	2005 Forecast	2004 Actual	2003 Actual
Sales	968.0	956.9	961.8
Operating Income	55.0	52.9	55.9
Ordinary Income	70.0	66.7	71.9
Net Income	41.0	40.4	34.8

2.Sales Details

(¥ billions)

	2005 Forecast		2004 Actual		2003 Actual	
Sales volume of						
Alcohol beverages business	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Low alcohol beverages	2,583	3.1%	2,505	(1.7%)	2,549	(4.7%)
Beer	1,168	(3.7%)	1,212	(3.4%)	1,255	(12.6%)
Happo-shu	895	(14.9%)	1,051	(2.2%)	1,075	(0.9%)
New category	249	-	-	-	-	-
Subtotal	2,312	2.1%	2,264	(2.8%)	2,330	(7.6%)
Chu-hi(Hyo-ketsu, Yoi-cha)	250	13.6%	220	14.6%	192	43.6%
Other(*Two Dogs*,etc.)	21	(0.2%)	21	(19.9%)	26	37.6%
Sales volume by major brands	million cases		million cases		million cases	
LAGER	42.9	(8.5%)	46.9	(7.3%)	50.6	(13.2%)
ICHIBAN SHIBORI	44.6	0.0%	44.6	0.8%	44.2	(12.0%)
TANREI	64.8	(13.3%)	74.7	(1.1%)	75.6	2.7%
Breakdown of sales	968.0	1.2%	956.9	(0.5%)	961.8	(3.8%)
Alcohol beverages	902.0	1.0%	892.9	(0.9%)	901.0	(4.5%)
Low alcohol beverages	869.0	0.6%	863.8	(0.9%)	871.5	(5.0%)
Beer	470.0	(4.1%)	489.8	(3.2%)	505.8	(12.5%)
Happo-shu	264.0	(14.5%)	308.7	1.0%	305.5	3.3%
New category	610	-	-	-	-	-
Subtotal	795.0	(0.5%)	798.6	(1.6%)	811.4	(7.2%)
Chu-hi(Hyo-ketsu, Yoi-cha)	68.0	15.9%	58.6	14.9%	51.0	43.6%
Other(*Two Dogs*, etc.)	6.0	(8.0%)	6.5	(28.2%)	9.0	20.0%
Whiskey, Spirits and wines etc.	33.0	13.2%	29.1	(1.1%)	29.4	12.8%
Pharmaceuticals	63.0	4.4%	60.3	9.1%	55.3	17.1%
Other	3.0	(17.3%)	3.6	(33.6%)	5.4	(42.1%)

Non-consolidated

3. Profit Breakdown for the current fiscal year **(Actual)**

(¥ billions)

Item	04 Actual	03 Actual	Difference	Reference
Sales	956.9	961.8	(4.9)	
Increase of marginal profit of Pharmaceutical business			3.2	
Decrease of labor cost			3.0	Decrease of followings; Salaries and bonuses 1.7 Employees' pension and retirement benefit cost 1.1 Legal welfare 0.3
Decrease of depreciation			0.9	
Decrease of raw materials cost of Alcohol beverages			0.4	Price decrease of can and cartons 1.7 Price increase of followings; Hop (0.3), Barley (0.4),Starch (0.5)
Other			1.9	Decrease of equipment and supplies 0.9 Increase of R&D expenses (1.6),etc.
Increase of factory expenses			(0.4)	Increase of power supply outsourcing cost (0.4) Decrease of replenishment of new kegs 0.3,etc.
Decrease of marginal profit of Alcohol beverages			(2.4)	Sales decrease of followings; Beer (5.0), *Happo-shu* (2.4) Sales increase of *Chu-hi* 3.1 Change in product mix,etc.
Increase of selling cost			(9.6)	Increase of sales promotion and advertising(9.7) Beer and *Happo-shu* (8.4),*Chu-hi* (1.5), Whiskey,spirits and wines 0.3,Pharmaceutical(0.5),etc.
Decrease in Operating Income	52.9	55.9	(3.0)	
Increase of Non-operating income,net of Non-operating expenses			(2.2)	Decrease of gain on transacrions related to gift coupon (2.3) Increase of financial profit,net 0.8
Decrease in Ordinary Income	66.7	71.9	(5.2)	
Increase of Special income, net of special expenses			27.2	Increase of followings; Gain on release from the substitutional portion of the government's welfare pension insurance scheme 26.1 loss on impairment (10.3) Decrease of followings; Loss on devaluation of investments in subsidearies and affiliates 5.4 Expense of reserve for loss on repurchase of land 4.9
Increase of income taxes			(16.4)	
Increase in Net Income	40.4	34.8	5.6	

Non-consolidated

4. Profit Breakdown for the next fiscal year (Forecast)

(¥ billions)

Item	'05 Forecast	'04 Actual	Difference	Reference
Sales	968.0	956.9	11.1	
Increase of marginal profit of Alcohol beverages business			12.3	Sales decrease of followings; Beer (5.4),Happo-shu (15.0) Sales increase of followings; New categoriy of product 27.8,*Chu-hi* 3.0 Change in product mix,etc.
Increase of marginal profit of Pharmaceutical business			3.6	
Decrease of labor cost			3.0	Decrease of followings; Salaries and bonuses 1.8 Employees' pension and retirement benefit cost 1.1
Decrease of factory expenses			0.9	Decrease of followings; Power supply outsourcing cost 0.1 Fuel cost:0.1 Subsidiary material cost 0.1,etc.
Decrease of raw materials cost of Alcohol beverages			(0.3)	Price decrease of followings; Starch 0.2,Malt 0.3,Rice 0.3 Price decrease of followings; Cans and cartons(0.7), Material cost of *Chu-hi* (0.4)
Other			(6.9)	Increase of followings; Sales division outsourcing cost (3.2) R&D expenses (1.3) Computer system expenses (1.1), etc.
Increase of selling cost			(10.5)	Increase of sales promotion and advertising (10.5) Beer,*Happo-shu* and new category (8.0) *Chu-hi* (0.2),Whisky,spirits and wines (1.0) Pharmaceutical (1.4)
Increase in Operating Income	55.0	52.9	2.1	
Increase of Non-operating income,net of Non-operating expenses			1.2	Increase of financial profit, net 0.7
Increase in Ordinary Income	70.0	66.7	3.3	
Decrease of Special income, net of Special expenses			(13.7)	Decrease of following items; Gain on release from the substitutional portion of the government's welfare pension insurance scheme (26.1) Loss on devaluation of investments in subsidearies and affiliates 1.6 Loss on impairment 10.3,etc.
Increase of income taxes			11.0	
Increase in Net Income	41.0	40.4	0.6	

Non-consolidated

5. Major Expenses and Others

(¥ billions)

	2005 Forecast	2004 Actual	2003 Actual
Sales promotion	103.0	57.4	52.8
Advertising		35.1	30.0
Beer, *Happo-shu and New category*	78.4	70.4	62.0
Chu-hi (Hyo-ketsu, Yoi-cha)	10.4	10.2	8.7
Research and development	27.5	26.2	24.6
Labor cost	74.3	77.3	80.3
Depreciation	33.9	33.9	34.8
Financial profit, net	13.0	12.3	11.5
Number of Employees (Including temporary transfer from group companies)	5,200	5,439	5,771
Capital Investments	36.4	32.5	24.2
(Major Items)			
Redevelopment subsequent to closing of Hiroshima plant	-	11.5	5.5
Renewal of Fukuoka plant	4.8	3.3	0.1
Expansion of facilities at Takasaki pharmaceutical plant	5.4	2.4	1.7
Remodeling of facilities at Tochigi plant	2.0	2.3	0.0
Renewal of Okayama plant	-	0.3	1.1

Non-consolidated

6. Reasons for major changes in the Balance Sheet

(¥ billions)

	2004 Actual	2003 Actual	Increase (Decrease)	
Cash	158.6	79.7	78.9	Due to the introduction of CMS(Cash Management System),and others
Current Assets(Ohters)	15.7	5.9	9.8	
Long-term loans receivable from subsidiaries and affiliates	18.1	13.0	5.1	
Short-term loans payable to subsidiaries and affiliates	64.5	-	64.5	
Long-term loans payable to subsidiaries and affiliates	6.0	-	6.0	
Land	99.6	111.1	(11.5)	Due to the adoption of a new accounting standard for impairment of fixed assets,and others
Prepaid pension cost	20.1	-	20.1	Due to the return of substitutional portion of Welfare Pension Insurance Scheme,and others
Employees' pension and retirement benefits	62.1	73.5	(11.4)	
Investment securities	251.2	229.4	21.8	Due to the increase of Net unrealized holding gains on securities by rise in stock price,and others
Deferred tax assets(Long-term)	-	25.3	(25.3)	
Deferred tax liabilities(Long-term)	6.3	-	6.3	
Net unrealized holding gains on securities	51.9	29.5	22.4	